04035008

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Univar NV

*CURRENT ADDRESS 333 Blaak
3011 GB Rotterdam
The Netherlands

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUN 29 2004
THOMSON FINANCIAL

FILE NO. 82- 34796 FISCAL YEAR 12/31/03

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 6/24/04



82-34796

ARLS
12-31-03

UNIVAR

2003 Annual Report

A world leader in chemical distribution

Comparative Highlights

(In US$ millions except earnings per share, cash flow return on investment and ratios)

	2003	2002*	% Change
Results			
Net sales	$ 4,717.4	$ 4,420.5	6.7%
Cost of goods sold	3,965.3	3,708.0	6.9
Gross margin**	752.1	712.5	5.6
Operating expenses (excluding cost of goods sold)***	653.3	623.2	4.8
Group operating income before depreciation and goodwill amortization (EBITDA)	163.1	154.6	5.5
EBITA	117.0	106.9	9.3
EBIT (Group operating income)	98.8	89.3	10.6
Net income available to common shareholders	42.2	24.2	74.2
Earnings per share excluding goodwill amortization	2.08	1.44	44.4
Earnings per common share	1.45	0.83	74.7
Net cash flow from operating activities	70.3	97.5	(27.9)
Investments			
Total investments in fixed assets	42.1	51.0	(17.5)
Average capital employed	1,427.9	1,348.9	5.9
Cash flow return on investment (CFROI)	11.4%	11.5%	—
Distribution of net income			
Dividend:			
Cumulative financing preference shares	2.2	1.7	29.4
Common shares	10.5	5.8	81.0
Equity and financing			
Stockholders' equity (before dividend to common shareholders)	708.7	635.2	11.6
Long-term debt	457.2	403.1	13.4
Net debt	410.6	374.6	9.6
Ratios			
Current assets : Current liabilities	1.9	1.7	—
EBITA : Net sales (%)	2.5	2.4	—
Net debt : EBITDA	2.5	2.4	—
Interest coverage (EBITDA : Net interest)	5.1	5.1	—

* Note: Certain items deemed to be extraordinary in 2002 have been reclassified to net sales and operating expenses, with the related tax effect being reported in income taxes, in accordance with the Accounting Principles Generally Accepted in the Netherlands.

** Gross margin is calculated as net sales less cost of goods sold.

*** Operating expenses are calculated as total operating expenses less cost of goods sold.



Profile

Univar N.V. (Euronext Amsterdam: UNIVR) is one of the world's leading independent distributors of industrial chemicals and providers of related specialty services, operating throughout both North America and Europe. Univar endeavors to service its customer base, made up of some 250,000 industrial end-users, with a full portfolio of products. The majority are commodities the company buys in bulk, then processes, blends and repacks to meet the diverse requirements of the industries we serve. Others are specialties—purchased, pre-packaged and sold on a technical basis, usually under a manufacturer's own brand. As well as differentiating ourselves through our vast product offering, Univar also provides a number of related services, both to its customers and suppliers, such as blending, managing customer inventories, packaging, labeling, warehouse management, waste management, technical support and managing vendor reduction programs. Univar operates a network of 166 distribution centers, spread across the United States, Canada and 14 European countries. In 2003, Univar generated net sales of $4.7 billion and earnings before interest, taxes and goodwill amortization (EBITA) of $117.0 million. Univar has approximately 6,800 employees based throughout North America and Europe. The company's registered office is in Rotterdam, the Netherlands, with administrative support offices in Bellevue, Washington, USA, and Bradford, England, UK.

Registered at the Company Registry of the Rotterdam Chamber of Commerce under number 24334495.

Contents

This annual report is also available in Dutch. In cases where textual inconsistencies between the Dutch and English versions occur, the former will prevail.

Univar N.V.
333 Blaak, 11th Floor
3011 GB Rotterdam
The Netherlands
P.O. Box 21407
3001 AK Rotterdam
The Netherlands
Telephone: +31 (0) 10 275 78 00
Fax: +31 (0) 10 414 68 63
Web site: www.univarcorp.com

Copies of the Dutch and English versions of this annual report can be obtained from Univar's Investor Relations Department in Bellevue, Washington, USA, and Citigate First Financial in Amsterdam, the Netherlands.

Univar's Investor Relations Department
Attention: Gregg Sloate, Director of Investor Relations
Telephone: +1 425 638 4911
Fax: +1 425 638 4953
E-mail: gregg.sloate@univarcorp.com

Citigate First Financial
Attention: Barbara Jansen
Telephone: +31 (0) 20 575 40 80
Fax: +31 (0) 20 575 40 20
E-mail: barbara.jansen@citigateff.nl

The annual report also is available on the Internet: www.univarcorp.com

Overview of Univar N.V.



Univar N.V. is one of the world's leading independent industrial chemical distributors, with operations throughout North America and Europe. The company also provides specialty distribution services in selected market segments. Univar N.V. comprises three distinct business units that serve three broad geographic regions: Univar USA, Univar Canada and Univar Europe, the latter operating in 14 European countries. In 2003, Univar USA accounted for 50% of total Univar N.V. revenues; Univar Canada, 16%; and Univar Europe, 34%.

Univar purchases thousands of different chemical products in bulk quantities from the leading international producers, processes and repackages them in quantities that are matched to the needs of customers, and then sells and delivers them to some 250,000 industrial end-users. Large-volume purchases are transported to Univar, or sometimes directly to its customers, by barge, truck, railcar or tank car. Univar's product range includes commodity chemicals, which are sold as generic products to a wide range of customers, and specialty chemicals, which are mainly sold under the producer's brand name for specific applications and to specific industries. Major end-use markets include food and beverage, pharmaceuticals, personal care, compounding, polymers, electronics,


EUROPE
34%
CANADA
16%
USA
50%

Univar N.V. Revenues

chemical manufacturing, crop protection, forestry, mining, oil and gas, coatings/inks/adhesives, water treatment and pest control. In addition, Univar provides a number of related services to its customers, such as blending of chemicals, waste management, managing customer inventories, providing technical support, and packaging and labeling. Chemical distributors such as Univar are able to perform these types of services at lower cost than manufacturers.

Univar operates an extensive network of 166* distribution centers, spread across the United States, Canada and Europe (84 in the US, 25 in Canada and 57 in Europe). In this way, Univar provides producers with an efficient distribution channel to the less-than-car/truck-load market for a broad assortment of chemical products in medium or small sizes, both packaged and unpackaged. In addition to its broad geographic coverage, Univar also offers producers in-depth information on the marketplace and a knowledgeable sales force with a focus on specific industries. The customers served by chemical distributors like Univar represent a wide spectrum of the manufacturing sector. The availability of products from different producers, the range of quantities and packages (from very small to very large) and the possibility of having these products delivered on a reliable, just-in-time basis are all strengths of distributors. In addition, Univar's expertise benefits customers in complying with complex environmental and regulatory requirements.

Products are transported from Univar's facilities to end-users via third parties or Univar's own fleet of over 1,800 trucks, trailers and tank trucks. The majority of products are stored in a Univar distribution center before being transported to the customer. Some, however, are transported directly to the customer from the producer.

Chemical distributors such as Univar therefore offer a range of services to both chemical suppliers and customers. This role as intermediary between supplier and customer is becoming a stronger one, in particular due to recent trends in the chemical distribution industry, like outsourcing by chemical producers and an increasing need for supply chain efficiency.

In 2003, Univar generated net sales of $4.7 billion and earnings before interest, taxes and goodwill amortization of $117.0 million. Univar has approximately 6,800 employees based throughout North America and Europe. The company's registered office is in Rotterdam, the Netherlands, with administrative support offices in Bellevue, Washington, in the United States, and Bradford, England, in the United Kingdom.

Univar shares (UNIVR) are traded on the Euronext stock exchange in Amsterdam.

*In 2003, Univar closed 11 US distribution facilities in connection with the company's network optimization strategy, did not open any new facilities and reclassified 25 Professional Products & Services facilities and 5 other facilities.

History

1924

Established in Seattle, Washington (USA), by George Van Waters and Nat S. Rogers, Van Waters & Rogers (now Univar USA) began as a brokerage, buying and selling naval stores, paint, raw materials and cotton linters.

1930

Van Waters & Rogers became the Pacific Northwest sales agents for chemicals handled by Braun-Knecht-Heimann, a company it would acquire 20 years later.

1950

Originally a strong northwestern US presence, Van Waters & Rogers grew throughout the western and eventually into the eastern United States. Van Waters & Rogers entered the Canadian market in 1950, incorporating that year as Van Waters & Rogers Ltd. (now Univar Canada), in Vancouver, British Columbia.

1966

Van Waters & Rogers merged with United Pacific Corporation to form VWR United Corporation, which in 1973 changed its name to Univar Corporation. Van Waters & Rogers continued to do business under its own, well-established name as a division of Univar Corporation.

1973

The acquisition of McArthur Chemicals provided nationwide coverage of the Canadian industrial market with the addition of tank farms and warehouses in Winnipeg, Toronto, Montreal and the Atlantic provinces.

1986

Van Waters & Rogers acquired McKesson Chemical. This merger solidified Van Waters & Rogers' presence throughout the United States. The Dutch company Royal Pakhoed, a global leader in chemical and oil logistics, entered the chemical distribution business by making a substantial investment in Univar.



1991

Univar Europe has emerged over the last two decades through the acquisition of a number of well-established regional distribution companies. The process began in 1991, when Univar acquired the chemical distribution interests of the Swedish Beijer Group (Beijer Industrial Distribution), serving the UK, the Nordic countries, Switzerland and Italy.

1994

Royal Pakhoed acquired Lambert-Rivière, a French company covering France, Spain, Portugal and Italy.

1996

Royal Pakhoed purchased the remaining shares in Univar and combined Univar's European operations with those of Lambert-Rivière.

1999

Royal Pakhoed merged with its major competitor, Royal Van Ommeren, to create Royal Vopak, comprising two distinct business segments—chemical logistics and chemical distribution.

2001

Vopak acquired Ellis & Everard, combining the E&E UK and Ireland operations with Vopak Distribution Europe, and the E&E North American business with the former Univar US operations.

2002

All chemical distribution assets were split off from Royal Vopak. Univar was reestablished as an independent company and a world leader in the distribution of chemicals to industry.

Information for Shareholders

Financial Calendar

March 12, 2004	Announcement of full-year results and dividend proposal for 2003
May 6, 2004	Annual General Meeting
May 7, 2004	Dividend record date
May 10, 2004	Ex-dividend date
May 19, 2004	Dividend payment date
August 27, 2004	Announcement of interim results for the first half of 2004
March 17, 2005	Announcement of full-year results and dividend proposal for 2004
May 3, 2005	Annual General Meeting

Dividend Policy
Univar's dividend policy is to distribute annually 20 to 30 percent of its net income excluding extraordinary items and after dividends on its cumulative financing preference shares, subject to compliance with applicable financial covenants.

Relative Performance: Univar N.V.
Weekly closing price versus Amsterdam MidCap Index


€15
€12
€9
€6
€3
July 02
September 02
November 02
January 03
March 03
May 03
July 03
September 03
November 03
Univar N.V.
AMX

Data Per Common Share (all figures in US$ except for the payout ratio and number of shares)

	2003	2002*	% Change
Net sales	$ 162.32	$ 151.93	6.8%
Net income available to common shareholders	1.45	0.83	74.7
Net cash flow from operating activities	2.42	3.35	(27.8)
Total assets	75.63	71.73	5.4
Stockholders' equity	24.44	21.83	12.0
Dividend	€0.29 ($0.36)**	€0.19 ($0.20)	52.6
Payout ratio	25%	24%	N/A
Number of shares outstanding:			
Weighted average	29,062,090	29,096,414	
At December 31	28,993,443	29,096,414	

* Certain items deemed to be extraordinary in 2002 have been reclassified to net sales and operating expenses, with the related tax effect being reported in income taxes, in accordance with the *Accounting Principles Generally Accepted in the Netherlands*.

** Proposed.

Disclosure of Major Shareholdings

Under the Disclosure of Major Holdings in Listed Companies Act ("Act"), a notification must be made to the Securities Board of the Netherlands (Autoriteit Financiële Markten or "AFM") when a person, directly or indirectly, engages in a transaction to acquire or dispose of capital or voting rights, or rights to acquire capital or voting rights, of a listed Dutch company and the transaction crosses certain bandwidths. Because the Act does not require that all transactions be notified to the AFM, information reported on the AFM's public database (www.autoriteit-fm.nl) may not be accurate after the date of notification. At December 31, 2003, the AFM's public database disclosed the following information:

Major Shareholders

Shareholder	Total Shareholding[1]	Voting Rights[2]	Disclosed At:
HAL Holding N.V.[3]	46.49%	32.75%	01 July 2002
Ducatus N.V.	6.95%	6.95%	01 July 2002
AVIVA plc	6.37%	6.37%	01 July 2002
ING Groep N.V.	5.49%	5.49%	01 July 2002
Dexia S.A.	4.88%	4.88%	21 May 2003
Stichting Administratiekantoor Financieringspreferente aandelen Univar[4]	0	29.74%	01 July 2002

[1] Number of common shares and depositary receipts for cumulative financing preference shares divided by total number of common shares and depositary receipts for cumulative financing preference shares outstanding.

[2] Number of common shares and cumulative financing preference shares outstanding, or voting rights, divided by total number of common shares and cumulative financing preference shares outstanding.

[3] As noted above, the shareholdings as reported to the AFM may not be accurate after the initial date of reporting. HAL Holding N.V.'s total shareholding as shown was reported directly to the company by HAL Holding, and may differ from the figure shown in the AFM's public database.

[4] The Stichting Univar has an indirect, potential shareholding as described on pages 58–59.


BELGIUM
11%
OTHER
5%
USA
9%
UK
1%
NETHERLANDS
74%

Geographical Distribution of Univar Shareholdings

To Our Shareholders



I am pleased to report to you on a very challenging and volatile 2003, Univar's first full year doing business since re-emerging as an entirely independent public company. Going into the year, concerns over the impending Iraq War and an uncooperative economy tempered any optimism we might have had for a particularly strong performance in 2003. While, in our view, long-term prospects offered promise, the near-term outlook for fiscal year 2003 was clouded with sufficient political and economic uncertainty to threaten our ability to improve performance over prior year levels. As events played out on the world stage, this concern was validated. Indeed, we encountered the expected market disruption and continuing economic stagnation, which impacted our ability to achieve significant sales growth. It is a testament to the skill and perseverance of Univar's managers and front-line employees that we were able to successfully navigate through this uncertain environment, and despite the lack of satisfactory top-line growth deliver a net income improvement of 74% for our shareholders.

2003 Results

For the year 2003, Univar reported revenues of $4.7 billion compared with $4.4 billion in 2002, an increase of 6.7%. On



Gary E. Pruitt
Chairman, Executive Board and Chief Executive Officer

a currency-neutral basis, sales decreased by 1.2%. Improved European and Canadian revenues combined with flat revenues in the US, with the overall soft sales growth attributable this year (as in 2002) to economic stagnation in our markets that was particularly acute in the manufacturing sector. Gross margins declined slightly, reflecting a price-sensitive selling environment as well as minor changes in product mix. We repeated last year's success in cost-containment, with the increase in the operating expense ratio attributable primarily to currency movements and underperformance in revenue generation. In fact, cost-containment efforts were sufficiently effective to absorb approximately $31 million of largely uncontrollable cost increases related to pensions, insurance and a labor disruption at the company's facility in Providence, Rhode Island (USA). EBITA (earnings before interest, taxes and goodwill amortization) increased to $117.0 million from $106.9 million a year ago. Consolidated net income was $44.4 million compared with $25.9 million in 2002. Net income available to common shareholders increased 74%, to $42.2 million in 2003 compared with $24.2 million in 2002.

Our EBITA performance of $117.0 million surpassed guidance provided at the beginning and at mid-year 2003, at which time we reported that we expected to meet 2002's EBITA of $106.9 million. Given the circumstance of our operating environment, we consider exceeding last year's results to be a significant accomplishment, reflecting fundamental underlying performance improvement.

In addition to reported earnings, one metric in particular that your management focuses on internally is cash flow, because it is cash flow that, we believe, measures the true economic value of a business such as Univar to our common shareholders. For 2003, Univar recorded net cash flow from operating activities of $70.3 million, or $2.42 per share.

Industry Issues Transcend Economy

Univar's performance has been significantly affected by the global economic slowdown of the past several years. While we anticipate stronger financial results in 2004, to the extent the economic environment improves in our markets, sustained performance improvement is contingent upon successfully navigating through the kind of fundamental step-change I am confident is permeating the chemical industry today. This evolution will be comprehensive in that it will affect the basic partnership model for how chemical producers and distributors interrelate, and it will drive a reduction in the substantial redundancy present throughout the chemical supply chain today. We at Univar must ensure that this progression also involves the necessary productivity enhancements within our organization.

Currently, on a global basis Univar competes with well in excess of 1,600 other chemical distributors, who, for the most part, are experiencing flat to declining revenue growth. The vast majority of participants in the chemical distribution arena are unable to return their cost of capital.

Structural changes in the broader economy continue to squeeze margins and exacerbate competitive pressures for chemical distributors. For example, our products are being commoditized to a large extent, such that even products we consider specialties today are becoming more commodity-like every year. In many of our key industry segments, customers are abandoning the market and moving their manufacturing facilities to lower-cost geographies. These trends increase customers' economic power in the marketplace, leaving distributors to compete for market share in a low-margin, low-growth environment.

Without doubt, there are too many distributors chasing a mature market.

Clearly, this circumstance demonstrates the industry is ripe for consolidation—indeed, consolidation of the chemical distribution industry has been predicted for the past two decades—but it has yet to occur because, for the most part, chemical distribution acquisitions are challenged to earn a fair return on investment. This is the case, in part, because there are already too many duplicative and underutilized assets on the ground. Larger distributors, who are the most likely candidates to lead the consolidation, are seeking to reduce their asset bases, not increase them. So, while it has been long believed that market forces would compel chemical distributors to drive industry consolidation, in reality, cold hard economic facts prevent distributors alone from being the driving force.

Though it may seem I am painting a bleak and dour picture of the future for chemical distribution generally, and Univar in particular, nothing could be further from the truth. For it is in just such an environment, where the current market condition makes successful participation untenable in the long term, that there is enormous opportunity for those with the resources, discipline and foresight to take advantage of the forces of change that inevitably must occur. That is why, despite what I consider to be Univar's unsatisfactory financial performance over the recent past, while we have wrestled both internally and externally with these challenging market and productivity issues, I am extremely optimistic about our longer-term prospects for substantial improvement. Looking at our situation in the current circumstance, one can be only buoyed by the possibilities.

Distributor and Producer Interests Intertwined

As we in the chemical distribution industry go through the necessary self-examination to understand the magnitude of change that will be required to remain competitive and financially viable in the business environment of 2004 and beyond, we have an important ally—our chemical producer partners. Virtually all of the same competitive and economic pressures we face as chemical distributors are also present in the world of the chemical producer. Fundamental economic pressures will drive producer strategies aimed at delivering the low-cost-to-serve model, which should result in more product moving through distribution as producers seek outsourcing as a means of streamlining the supply chain. Furthermore, competition from suppliers in developing economies will increase, putting even more pressure on producers for further production and supply chain cost reductions to remain competitive in the face of challenges from lower-cost economies.

In this environment, producers and distributors inevitably will be driven closer together, forming genuine strategic alliances to jointly tackle our common problem: a high-cost structure in a low-growth environment. Such alliances will allow participants to engage in strategies that will improve capacity utilization, reduce redundant inventories, simplify pricing, create more efficient freight movements and integrate IT networks. In this context, to be effective in dealing with the real business issues that today unnecessarily drive up costs, these alliances will need to include relationships based on trust and open communication. Distributors will reduce the number of producers whom they represent and producers will significantly pare their number of authorized distributors from hundreds to a very few strategic partners. Amongst both the producer and distributor communities there will be winners and losers in this process. We are convinced that Univar is extremely well placed—perhaps best placed—to be a significant beneficiary of the changes that lie ahead.

We believe that a number of key strengths combine to make Univar the unquestioned *distributor of choice* as our producer partners seek to create alliances that will deliver low-cost-to-serve environments:

- Clear and resolved ownership structure, with an unwavering commitment through all levels of the organization to advance our position as an unmistakable leader in the chemical distribution industry
- Long-serving and experienced management team capable of providing the vision and direction necessary to embrace the challenges of achieving fundamental change to our business model
- Comprehensive distribution network throughout North America and key markets in western Europe that provides critical mass and strategic points of presence to successfully engage with our producer partners in effective supply chain cost reduction programs
- Industry-leading IT platform that creates the framework for strategic integration with partner systems to seamlessly build virtual alliances, enabling a shared services and asset environment
- Healthy balance sheet providing the resources to develop the necessary infrastructure to grow with our customers and supplier partners into emerging markets in Asia, eastern Europe and Latin America

Front-and-Center Strategic Focus

Our immediate challenge is to do our part over the next several years to ensure Univar is accomplishing everything possible, within areas we can control, to maximize our own cost efficiencies and drive market share growth. Through these efforts we will be both working to improve near-term profitability and striving to enhance our desirability as a strategic alliance partner to the world's leading chemical producers.

With these objectives in mind, our primary strategic focus over the next several years will be as follows:

1) To increase market share, primarily organically, by focusing on targeted growth industries, but also through selective acquisitions and strategic alliances, seeking the number one or number two position in all markets where we compete.

One of the strategic advantages of being a distributor is our ability to migrate over time with changes in the market. As industries such as textiles, furniture manufacturing and electronics have moved from our markets to lower-cost environments, we have re-focused our sales and marketing activities throughout 2003 to concentrate on industries with growth potential in North America and Europe, such as food, pharmaceuticals, energy and personal care. New, dedicated food marketing groups have been created in both North America and Europe, and the know-how of the highly successful North American energy group has been effectively transferred to our European operations. In the UK, a recent reorganization of the business is focused on enhancing our already significant position in the personal care market. And in Italy we completed an opportunistic acquisition of the Basic Chemicals and Water Treatment Products division of Guido Tazzetti & C.S.p.A. This purchase creates for Univar a market-leading posture in Italy with strong positions in both commodity and specialty chemical products.

2) To continue focusing on network optimization activities with the goal of achieving cost-advantaged positions throughout all markets served.

During 2003, we began the process of network optimization in earnest, particularly focusing on those markets—the US, UK and France—where critical mass and existing infrastructure have the potential to yield the greatest result. Our goal is to maximize the productivity of our distribution network by concentrating inventories and the work activities related to providing value-added services, such as packaging and blending, at our larger core facilities. This network configuration allows Univar to improve service to our customers while lowering overall investment in working capital. In Europe, the foundation has been laid for similar optimization activities in the UK and France through a business unit reorganization in the UK and the consolidation in France of three separate companies into a single organization. Network optimization is a never-ending continuous improvement process. It is slow, painstaking work, particularly in the beginning, because it is vital to ensure that optimization activities are accomplished without adversely affecting customer service.

3) To enhance gross margin dollar growth by providing new fee-for-service marketing and logistic services to our producer partners.

An important activity begun in 2003 is to consider and prepare for the kinds of value-added logistic and marketing services our producer partners will value in future alliance relationships. From a logistics standpoint, this consideration is foremost as we go about the process of network optimization. In the marketing arena, we continue to refine our unique e-commerce business model, ChemPoint.com™, which offers the potential for a wide variety of highly efficient services, performed with full transparency for producers to market information. These marketing initiatives can be highly customized, turnkey or à la carte, and performed in the traditional "take-title" distribution model or on a "fee-for-service" outsourced basis.

4) To drive future growth by establishing meaningful positions in (lower-cost) emerging markets such as Asia and eastern Europe, where manufacturing is clearly migrating.

Unquestionably, over the past several years many of our customers in select industry segments have elected to abandon operations in the mature markets we serve and relocate their manufacturing facilities to lower-cost environments in Asia and eastern Europe. While Univar continues to hold an absolute commitment to growing share in our North American and western European markets, in 2003 we also resolved to begin the process of following our customers and producer partners to these emerging growth areas. We currently have people on the ground conducting exploratory activities in both China and Poland. Over the next several years, it is our intent to provide the necessary resources to develop these efforts into full-service chemical distribution activities, as circumstances and market opportunities dictate.

Looking Ahead

We have every expectation that 2004 will be a better year than we have experienced for some time, particularly since all fundamentals point to an improving economy throughout the markets we serve.

In conclusion, I wish to thank the management and employees of Univar for their outstanding efforts under very difficult circumstances throughout this past year. Our results for 2003, while not nearly what any of us would have hoped for, are an achievement given the environment in which we operated. More importantly, I am confident that this past year has set the stage for accomplishing many of the long-term fundamental business improvements necessary to attain the kind of sustainable financial performance both we and our shareholders expect from Univar.

To our shareholders, thank you for your continued support.

Sincerely,

Gary E. Pruitt

Gary E. Pruitt
Chairman, Executive Board and Chief Executive Officer

Rotterdam, March 11, 2004

Report of the Supervisory Board



We are pleased to submit this second Report of the Supervisory Board of Univar N.V.

Annual Accounts
The Executive Board prepared its management report, the annual accounts, the profit and loss account, and the balance sheet for fiscal 2003, together with explanatory notes.

We have taken note of the report and statement of the company's external auditor, as referred to in Article 26 of the company's Articles of Association, which we have discussed with them.

We approved the 2003 annual accounts on March 11, 2004, while we also approved the amount of profits reserved by the Executive Board after the distribution of the dividend on the cumulative financing preference shares. We also recommend the payment of a dividend on the common shares. Taking the audit report into account, we signed the 2003 annual accounts. We propose that the Annual General Meeting of Shareholders (1) adopt the annual accounts, as set out in the annual report, (2) approve a dividend payable on the common stock of €0.29 ($0.36) per common share, (3) grant discharge to the members of (a) the Executive Board and (b) the Supervisory Board, with respect to their management and activities conducted in the 2003 financial year and supervision, respectively, and (4) approve, pursuant to Section 391 of Book 2 of the Civil Code, the filing of the annual report in English for subsequent years. (English would become the controlling language, but the annual report would continue to be published in both English and Dutch.)

Activities
Our Board held six meetings during 2003. These meetings were attended by the Executive Board and other managers of the company, except where management performance was discussed. Four of the meetings were held in the Netherlands, one meeting was held at a major company facility at Bedford Park, Illinois, USA, and one at the Univar facility in Middlesbrough, England, UK.

The supervision of the Executive Board included a review of the achievement of the company's objectives, the strategy and risks of the business, internal risk management and control systems, the financial reporting process, and compliance with laws and regulations. Important topics of the meetings included US, Canadian and European operations, budgets and financial performance, corporate

governance matters (including a review of proposed corporate governance legislation in the Netherlands), major litigation, consideration of several acquisitions, capital structure of the company and financing options, business improvement and cost containment initiatives, safety, health and environment activities, and approval of a Code of Conduct. From time to time, the Board requested additional information from the Executive Board, and all requested information was provided forthwith.

The Board discussed its own functioning and that of its individual members. In addition, the Board discussed, without the Executive Board being present, the functioning of the Executive Board as an organ and the performance of the individual members.

Corporate Governance
The Board reviewed the company's compliance with the new Corporate Governance Code and met with the Executive Board to identify potential areas of deviation from the Code's best practice provisions. During 2004, the Board will work with the Executive Board to review and implement the requirements of the Code.

Audit Committee
The Audit Committee, comprising Messrs. van der Vorm, Bobillier and Sharman, met three times in the presence of the external auditors and corporate staff, with the financial management and control of the company discussed extensively. The Audit Committee received a report from the General Counsel concerning corporate governance and legal compliance. During the year, it directed company management in the selection process for external auditors, which resulted in the April 2003 appointment of Ernst & Young. It reviewed and approved the financial statements of the company for the twelve months ended December 31, 2002, and the six months ended June 30, 2003, and discussed same with company management and the external auditors. The Audit Committee reviewed the company's Code of Conduct and the implications of full adoption of International Accounting Standards. It participated in discussions regarding the setup, role and functions of the company's internal audit department.

Remuneration Committee
The Remuneration Committee, comprising Messrs. de Ruiter and van der Vorm, met twice. The Committee reviewed the corporation's stock option plan and the remuneration of the Executive Board members.

It is the Supervisory Board's policy to structure the terms of contracts with Executive Board members to promote the long-term interests of the company. The members of the Executive Board are entitled to both variable and non-variable remuneration. There was no change in the non-variable remuneration components in 2003.

The members of the Executive Board are entitled to variable compensation consisting of an annual performance bonus and stock options. The annual bonus opportunity is a function of profitability, and may be adjusted up or down dependent on personal performance and non-financial objectives achieved.

The Executive Board members received conditional stock options and no unconditional stock options. The exercise price was the closing market price of the company's stock at the time of the grant. The options are not exercisable for a period of three years and then only if the market price exceeds two times the grant price. Neither the exercise price nor any conditions of previously granted options were modified.

Appointments
Mr. J. Holsboer was elected to the Executive Board at the Annual General Meeting of Shareholders on April 25, 2003, replacing Mr. P. Runderkamp, who chose to resign.

Mr. P. H. Vogtländer was elected as a fifth member of the Supervisory Board at the Annual General Meeting on April 25, 2003.

Mr. H. de Ruiter, having reached the age of 70, has announced his decision to retire, to be effective as of the adjournment of the Annual General Meeting of Shareholders on May 6, 2004. The Supervisory Board wishes to extend its greatest appreciation to Mr. de Ruiter for his invaluable efforts in assisting in the founding of Univar and setting its course as a public company.

Mr. P. H. Vogtländer has been elected to replace Mr. de Ruiter as Chairman of the Supervisory Board.

No Supervisory Board member terms expire in 2004.

Rotterdam, March 11, 2004

Supervisory Board
H. de Ruiter, Chairman
Y. Bobillier
G. J. Sharman
M. van der Vorm
P. H. Vogtländer

Report of the Executive Board


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Overview

Despite facing significant economic challenges in markets served by the company during the year, Univar reported improved financial results in 2003, exceeding its guidance announced a year ago: for 2003 EBITA to equal that of 2002. The company overcame largely uncontrollable yet expected expense increases for pensions and insurance, and for an unanticipated labor problem in the US, all totalling approximately $31 million. Achieving this result confirms fundamental operating improvement in our business. The recessionary economy of western Europe and the stagnant economy in the US provided a low-to-no-growth environment. A mostly strong economy in Canada, particularly in the west, and outstanding results in our agriculture business, led to record sales and profit performance in Canada. Univar N.V.'s overall EBITA improvement came mainly from higher sales revenues and the associated additional gross margin dollars, which offset the higher expenses noted above. As shown in the following table, essentially all of the net increase in sales and gross margin, and much of the increase in operating expenses, was attributable to foreign currency movements. In addition, the company achieved a significant reduction in its effective income tax rate. Univar has again, as in 2002,

reported an improvement in net income available to common shareholders, with an increase of 74.2% over 2002.

Highlights

For the year 2003, Univar recorded sales of $4,717.4 million, an increase of 6.7% from $4,420.5 million in 2002. On a currency-neutral basis, sales decreased by 1.2%. The company reported net income available to common shareholders of $42.2 million compared with $24.2 million the previous year. Earnings per common share after taxes for 2003 were $1.45 compared to $0.83 in 2002.

EBITA increased to $117.0 million in 2003 from $106.9 million in 2002, despite increases in certain expenses. These incremental expenses included costs associated with an employee strike in Providence, Rhode Island, insurance costs significantly increased over 2002, and pension costs that were substantially higher than last year.

Dividends on cumulative financing preference shares amounted to $2.2 million, or $0.17 per financing preference share.

Market Environment

The chemical distribution industry in 2003 continued to be challenged by a variety of factors. The industry was burdened with overcapacity for most of 2003 and chemical demand was generally soft. Wholesale deflation affected the prices of many chemical products in Univar's sales mix. The market for our products contracted primarily due to lower manufacturing activity and customer relocation from Univar's markets in the US and western Europe to lower-cost economies. High energy costs in the US and Canada impacted product availability and pricing. Concurrently, the Canadian economy showed solid signs of recovery except in the east. Margins were under pressure as the combination of overcapacity, soft demand and product pricing issues created a highly competitive environment.

Outlook

Based on the operating improvements of the past year, Univar believes it is well positioned to improve its performance in 2004, dependent upon a variety of factors impacting the external environment. The company's actual results are dependent to a large degree on continued

Consolidated Key Results (In USD millions except EBITA margin and per share results)

	2003	2002*	% Change (actual)	% Change (currency-neutral)
Net sales	$ 4,717.4	$ 4,420.5	6.7%	(1.2%)
Gross margin	752.1	712.5	5.6	(2.2)
Operating expenses (excluding cost of goods sold)	653.3	623.2	4.8	(2.7)
Group operating income before depreciation and goodwill amortization (EBITDA)	163.1	154.6	5.5	(3.2)
Group operating income before goodwill amortization (EBITA)	117.0	106.9	9.3	0.3
EBITA margin (EBITA : Net sales)	2.5%	2.4%	—	—
Net income available to common shareholders	42.2	24.2	74.2	67.7
Earnings per common share	1.45	0.83	74.7	67.7

*Certain items deemed to be extraordinary in 2002 have been reclassified to net sales and operating expenses, with the related tax effect being reported in income taxes, in accordance with the Accounting Principles Generally Accepted in the Netherlands.



economic recovery in the markets we serve, particularly in the manufacturing sector. Other significant factors that can influence results include: pricing and supply stability in chemical and energy markets, competitive pricing behavior and, to a lesser extent, weather conditions that impact the sale of agricultural and pest control chemicals and various chemicals for de-icing applications.

Consistent with our previously stated objective of strengthening Univar's market position over time by providing sustainable revenue and earnings growth while maintaining a sound balance sheet, we will continue to focus on our longer-term two-to-four-year goals: to achieve average annual growth in net sales over the next two years of between one and two percent in excess of growth in local GDP; improve EBITA margin to 3.5 percent or more within two to four years; and attain a net debt-to-EBITDA ratio of 2.5:1 with an interest coverage ratio of at least five times.

Financial Performance

Net Sales

Univar reported 2003 sales of $4,717.4 million compared with $4,420.5 million in 2002, an increase of 6.7%. On a currency-neutral basis, sales decreased 1.2%. European and Canadian revenues improved, with US revenues essentially flat, despite a soft economic climate in the US and Europe. In the US, sales increased to $2,356.9 million in 2003 from $2,345.9 million in 2002. European revenues increased to $1,622.8 million from $1,486.7 million in 2002, with the increase entirely the result of the effects of foreign currency exchange rate changes. On a currency-neutral basis, revenues decreased by 9.0%. The Canadian business unit provided strong results again in 2003. Sales in Canada increased to $737.7 million from $587.9 million in 2002, an increase of 25.5%. On a currency-neutral basis, the increase was 12.0%.

Gross Margin

Consolidated Univar N.V. gross margin as a percent of sales was 15.9% in 2003 compared with 16.1% in 2002. Primarily due to the impact of foreign exchange, Univar's gross margin dollars increased 5.6% in 2003, with the company recording $752.1 million in gross margin as compared with $712.5 million in 2002. Margins in the US and Europe remained under significant pressure due to overcapacity, soft demand and product availability issues, all of which created a highly competitive environment.

Operating Expenses

Operating expenses on a consolidated basis increased by 4.8% in 2003, to $653.3 million from $623.2 million in 2002. However, on a currency-neutral basis, expenses declined by 2.7%. Continued expense reduction efforts and improved efficiencies resulted in a decline in expenses as a percent of sales in 2003, to 13.8% from 14.1% the previous year. Total operating expenses in 2003 included $30.8 million in increases over 2002 for pension and insurance expenses, and strike-related costs in Providence, Rhode Island.

EBITA (Earnings Before Interest, Taxes and Goodwill Amortization)

EBITA for 2003 increased to $117.0 million from $106.9 million in 2002. The reduction in operating expenses as a percent of sales combined with the increase in net sales and gross margins from 2002 levels to overcome the large year-over-year increase in pension and insurance expense, as well as the effect of the unanticipated labor disruption in the US.

Net Interest Expense

Net interest expense increased by $1.3 million, to $31.8 million in 2003 compared with $30.5 million in 2002, primarily due to the impact of foreign exchange. Because the value of the US dollar fell in relation to currencies in non-US Univar markets, the value of interest expense incurred in other currencies, when expressed in US dollars, increased.

Taxation

Income tax on income from ordinary activities in 2003 was $22.5 million compared with $32.9 million in 2002. The effective tax rate declined to 33.6% from 56.0% in the year-ago period, primarily due to fiscal restructuring and the use of available capital loss carry-forwards. The company estimates its consolidated effective tax rate to be in the range of 40%–44% for 2004.

Net Income

Income from ordinary activities after taxes increased 71% to $44.4 million in 2003 from $25.9 million in 2002.

Dividends

Dividends on cumulative financing preference shares amounted to €1.8 ($2.2) million, or €0.15 ($0.17) per financing preference share. This is equivalent to a yield of 6.74% on these shares.

Net Income Available to Common Shareholders

Net income available to common shareholders was $42.2 million in 2003 compared with $24.2 million in 2002.

Earnings Per Share Excluding Goodwill Amortization

Earnings per share excluding goodwill amortization after taxes for 2003 increased by 44% to $2.08 (€1.84) compared with $1.44 (€1.53) the previous year.



Earnings Per Share
Earnings per share were $1.45 (€1.28) in 2003 compared with $0.83 (€0.88) in 2002, an increase of 74.7%.

Dividend to Common Shares
A proposal will be made at the Annual General Meeting to declare a cash dividend for the 2003 fiscal year of €0.29 ($0.36) per share payable May 19, 2004, to common shareholders of record on May 7, 2004. This would represent an increase of 52.6% from the 2002 dividend of €0.19 ($0.20) per share.

Cash Flow
Net cash flow for the year was $18.1 million. Net cash flow from operating activities was $70.3 million in 2003 compared with $97.5 million in 2002.

Financial Position
The balance sheet at December 31, 2003, showed an increase in total assets of $105.7 million from a year earlier, to $2,192.7 million from $2,087.0 million. This increase was primarily in inventories and accounts receivable and was largely due to foreign currency movements. Total debt increased slightly, due primarily to foreign currency movements. Stockholders' equity (before the proposed dividend on common shares) increased to $708.7 million from $635.2 million primarily due to additions from net income ($44.4 million) and foreign currency translation differences ($38.9 million) less dividends paid with respect to common and preference shares.

Cash Flow Return on Investment (CFROI)
Cash flow return on investment for 2003 decreased to 11.4% from 11.5%. In this calculation, CFROI represents EBITDA stated as a percentage of average capital employed. Capital employed is defined as total assets less non-interest-bearing current liabilities.

Foreign Currencies
For Univar, the principal foreign currencies versus the US dollar (USD) are the Canadian dollar, the euro and the British pound. Income and expense items in foreign currencies are translated at the weighted average exchange rates applicable for the period.

Exchange Rates 2003

	Profit and Loss Rate Average local currency vs. USD	Balance Sheet Rate Year-end local currency vs. USD
Europe		
Euro	1.12894	1.25802
British pound	1.63279	1.78476
Swedish crown	0.12364	0.13870
Swiss franc	0.74313	0.80691
Norwegian crown	0.14105	0.14976
Danish crown	0.15246	0.16897
Polish zloty	0.25719	0.26737
North America		
US dollar	1.00000	1.00000
Canadian dollar	0.71350	0.77369

International Financial Reporting Standards
The company intends to fully adopt International Financial Reporting Standards as of January 1, 2005. Effective that date, all financial statements including 2004 comparatives will be reported under these new standards. The financial statement items which may be impacted include segment reporting, derivatives and hedging, intangible assets, deferred income taxes and leasing transactions.

Human Resources

Univar is committed to fair employment practices for all of its employees, regardless of their race, color, nationality, religion, gender, age, disability or any other status protected by law.

As a result of initiatives intended to enhance productivity, Univar experienced an overall reduction in the size of its workforce during 2003 to 6,786 from 6,877, a 1.3% decrease. The Univar USA workforce was reduced to 3,446 from 3,528 employees, a 2.3% decrease. Univar Canada increased its workforce to 748 from 743, or 0.7%. The Univar Europe workforce decreased to 2,592 from 2,606, or 0.5%.

Univar administers the company through its business unit managers, providing them direction and assisting their processes while not trying to manage day-to-day operations. One example of this assistance is the formation of a number of steering committees to analyze administrative functions and identify opportunities for global cooperation. Steering


EUROPE
2,592
CANADA
748
USA
3,446

Univar N.V. Workforce
December 31, 2003 — 6,786 employees


EUROPE
2,606
CANADA
743
USA
3,528

Univar N.V. Workforce
December 31, 2002 — 6,877 employees

committees are composed of the top business unit managers for the particular functional area, directed by a Univar N.V. executive. Use of steering committees minimizes duplicate costs while facilitating ownership by the business units for whatever strategies, policies and/or technologies are adopted by the organization.

While business unit management makes the final decisions, steering committees help share best practices, policies and procedures; exchange intellectual and technical capital; evaluate technologies and proposed business strategies; address common business unit issues; and look for synergistic opportunities between business units. Steering committees currently operate in the areas of Global Supplier Strategy; Information Technology; International Sourcing; Human Resources; Safety, Health and Environment; and Trademarks.

Univar is committed to being a responsible corporate citizen in all areas in which it operates. Its *Statement of Core Values* reflects this commitment:

Safety Safety is the first priority, the most important aspect of our work.

Ethics We treat every individual in our business and personal practices ethically, with integrity and honesty.

Leadership Each of us strives to lead and motivate by example and consistently live up to these core values. We coach, train, develop and empower employees to reach their full potential.

Employees We respect and value every employee and are committed to support and develop each other personally and professionally.

Environment We are committed to protecting the health and well-being of our employees, our customers, the community and the environment.

Continuous Improvement We will improve results for all our stakeholders by doing the right things better every time.

Safety, Health and Environment (SHE)

As declared in our Statement of Core Values, safety is our first priority and the most important aspect of our work. We are also committed to protecting the health and well-being of our employees, our customers, the community and the environment.

Safe operational practices, healthy working conditions and care for the environment are essential to the well-being of Univar employees and to the company's success. Therefore, the company is committed to its global Safety, Health and Environment (SHE) policy at all levels of the organization, and it is an integrated component of all business operations:

We recognize that safe practices, healthy working conditions and conservation of our environment are essential to achieve sustainable profitability and continuity for our company and employees. We are committed to ensuring that our operations do not have a negative effect on the environment or the health and safety of our employees and neighbors. To meet our commitments we will:

- Protect the environment, the safety, health and welfare of our employees, and the health and safety of customers, contractors, the community and other people in relation to all of our activities through the control of our workplace environment.
- Continually improve our processes to manage safety, health and environmental performance.
- Contribute to the continuity of our company through the recognition, evaluation and control of hazards and the prevention of pollution.
- Meet the applicable legislation, regulations and industry standards that govern our business.
- Establish and review our objectives and targets to ensure we are meeting our safety, health and environmental commitments.
- Provide the necessary resources, time and money to support the implementation of this policy.
- Train our employees to ensure they are aware of and understand their roles and responsibilities in meeting the commitments outlined in this policy.
- Make this policy available to all stakeholders and display it at all of our locations.

Univar's management in each business unit is responsible for the local implementation of the SHE standards that have been established on a companywide basis in the global SHE policy. Important elements of these standards include organization and communication, standards and procedures, training and education, reporting, assessment and controls, and change management.

In 2003, the company's SHE Steering Committee, which is responsible for helping the company consistently address the SHE challenges it faces around the world, conducted

assessments of 22 of the company's North American and European facilities. The purpose of these site assessments was to ensure the consistent application of its SHE standards. These assessments supplemented the standard SHE audits conducted regularly within each business unit, in which each facility is audited at least once every two years and many facilities are audited more frequently.

In Europe, while individual countries all have local expertise in the areas of Safety, Health and Environment, and Quality, the appointment of a European SHE Manager was made at the end of 2003 to ensure this expertise is properly harnessed across the business, and also to ensure that Univar is at the forefront of new legislation, both in terms of influencing it and implementing it. Nowhere is this more relevant at the moment than with respect to REACH ("Registration, Evaluation, Authorization and Restrictions of Chemicals")—the European Union initiative that could significantly change the face of chemical manufacturing in Europe.

In North America, Univar Canada is a member of the Canadian Association of Chemical Distributors and follows the latter's Code of Responsible Distribution. Univar USA is a member of the National Association of Chemical Distributors and is committed to the Responsible Distribution Process℠ set forth by that organization. Univar Europe was one of the pioneers of the Responsible Care program across Europe. All of the company's operations employees are trained in every aspect of safety and proper operational practices.

Univar's safety performance for 2003 showed a significant improvement over 2002, and the company met its goal of reducing its Lost Time Injury Rate (LTIR) in two of its three business units: Univar USA and Univar Europe. Overall, the company's LTIR decreased to 5.0 from 7.5 in 2002, a 33% decrease:

Lost-Time Injury Rate (LTIR) (per 1,000,000 work-hours)

	2003	2002
Univar Canada	11.5	7.1
Univar Europe	6.6	11.1
Univar USA	2.5	5.0
Univar N.V.	**5.0**	**7.5**

The company's goal for 2004 is to continue reducing its LTIR in every business unit.

Corporate Governance

Introduction

Univar is managed on the principle that a company is a long-term collaboration between the various stakeholders, including employees, shareholders, customers, suppliers, creditors and the communities in which Univar operates, who directly or indirectly influence (or are influenced by) the achievement of the aims of the company. Integrity, supervision, accountability and transparency in reporting are the four cornerstones to building a successful collaboration between the stakeholders of the company to ensure the successful continuity of the enterprise. It is Univar's commitment to its stakeholders that it will continually apply these values as it strives to achieve its corporate mission: to be the preferred quality partner for the distribution of chemicals.

Univar has an Executive Board and a Supervisory Board, both of which are elected by the shareholders of Univar. The Executive Board and the Supervisory Board have overall responsibility for balancing stakeholders' interests and for ensuring the continuity of the enterprise. In doing so, the company endeavors to create long-term shareholder value.

The Executive and Supervisory Boards are accountable to the general meeting of shareholders. The Executive Board is also accountable to the Supervisory Board.

Executive Board

Univar's Executive Board is responsible for the management of the company and, as such, is responsible for policymaking and the central management of Univar and its subsidiaries, as well as for achieving the company's aims, strategies and policies, and results. Each member of the Executive Board, individually, is authorized to represent Univar. The bylaws of the Executive Board provide for a division of tasks among the Executive Board members. Pursuant to the bylaws, the Executive Board has assigned to Mr. Pruitt the responsibilities of chief executive officer. Mr. Holsboer is employed on the basis that he does not devote full time to the Executive Board duties. Mr. Holsboer's primary responsibilities are in the areas of corporate governance, strategy and financial reporting. Mr. Pruitt and Mr. Holsboer were elected to the Executive Board by the shareholders for indefinite terms. Executive Board members may be suspended by the Supervisory Board. Executive Board members may also be removed from office by the shareholders at any time.



Supervisory Board
The Supervisory Board supervises the management of the Executive Board and the general course of affairs of the company and the business affiliated with it. The supervision of the Executive Board by the Supervisory Board includes review of (1) achievement of the company's objectives, (2) corporate strategy and the risk inherent in the business activities, (3) the structure and operation of the internal risk management and control systems, (4) the financial reporting process and (5) compliance with legislation and regulations. A number of specific matters that are listed in the Articles of Association and/or the bylaws of the Executive and Supervisory Boards are subject to the unanimous approval of the Supervisory Board at a meeting in which all Supervisory Board members are present or represented.

The Supervisory Board has adopted a profile for its members. The composition of the Supervisory Board represents a balance of backgrounds. Its members have experience in areas that are related to the core activities of Univar and international experience in the foreign markets in which Univar operates. This includes experience ranging from economic and social fields to political and business activities. Experience in human resources management is also a prerequisite for certain members. Given the international scope and volume of Univar's activities, it is important that the Supervisory Board include non-Dutch members who are familiar with Univar's principal foreign markets.

Supervisory Board members are elected by the shareholders for terms which cannot exceed four years. Supervisory Board members can serve no more than three terms of office. The number of Supervisory Board members is determined by the Supervisory Board but cannot be less than three.

The Supervisory Board has established two committees comprising members of the Board.

The Remuneration Committee makes recommendations to the Supervisory Board on such matters as the remuneration structure of members of the Supervisory Board and the Executive Board.

The Audit Committee consists of three Supervisory Board members. The charter of the Audit Committee provides that the committee shall assist the Supervisory Board in its oversight of the integrity of the company's financial statements, the financial reporting process, the company's system of internal controls, and the review of the internal and external auditors' qualifications, as well as the company's process for monitoring compliance with laws and regulations and the company's Code of Conduct.

The remuneration of members of the Executive Board and Supervisory Board, as well as the shares and options held by individual members, are presented on pages 55–57 and 59 of this report.

Shareholders
A general meeting of shareholders (AGM) is held at least once a year. Important matters on which the AGM has approval authority are adoption of the annual accounts, adoption of profit appropriation, additions to reserves and dividends, discharge of the Executive and Supervisory Board members, appointment of the auditor, appointment, suspension and dismissal of the members of the Executive and Supervisory Boards, remuneration of the Supervisory Board, authorization to purchase, issue or sell shares in the company's capital, and adoption of amendments to the Articles of Association. The AGM appoints the members of the Supervisory and Executive Boards based on non-binding recommendations from the Supervisory Board.

Anti-Takeover Measures
There are a number of provisions that are or may operate as anti-takeover measures. Univar may issue cumulative preference shares on the exercise of a call option by the Univar Foundation (described on pages 58–59). Although not an anti-takeover measure, Univar's credit facility (see page 47) provides that in the event of any person or group of persons gaining control of Univar, a majority of the lenders may declare all outstanding loans to be immediately due and payable. The mandatory prepayment in the event of a change in control does not apply to HAL Holding N.V. gaining control of Univar but does include a change of control of HAL Holding N.V. in the event of, and after, it gaining control of Univar. Finally, the principle that Univar shall be operated in the best interests of all stakeholders allows management of Univar N.V. and Stichting Administratiekantoor Financieringspreferente aandelen Univar to consider the interests of all stakeholders in addition to the interests of shareholders in assessing a proposed takeover of the company.

Code of Conduct
Communication to all employees of the company's standards regarding business ethics and conduct is an essential condition to achieving the four guiding principles for all Univar employees: integrity, supervision, accountability and transparency. To this end, the Executive Board has adopted a Code of Conduct in English, and also in local languages, a copy of which is published on the company's Web site. The Executive Board is proud of the high standards set by the Code. As stated in the Code, it is the conviction of the Executive Board that at all times Univar employees must act ethically and in compliance with applicable laws. The Code has "whistleblower" provisions which require all employees



to report misconduct and which provide for reporting to the Code of Conduct Administrator or, where appropriate, to the Executive or Supervisory Boards. The Code and the strict policy of the company prohibit any form of retaliation against employees who report suspected misconduct.

Dutch Corporate Governance Code

The Dutch Corporate Governance Code published by the Tabaksblat Committee on December 9, 2003, is a landmark development in corporate governance for Dutch-listed companies, one that Univar supported and so advised the Committee in writing during the drafting of the Code. The Code's fundamental principle is "comply or explain," which means that a company comply with the Code specifically or to the extent possible, and if the latter is the case, then explain the reason for any deviation. If a company explains in a properly motivated manner why it is unable to apply, or chooses to deviate from, a specific Code provision, but lives up to the underlying principle in some other way, and that deviation is approved by the shareholders, then the company is still deemed to have satisfied the requirements of the Code. In other words, in such cases, too, the company is in compliance.

The Code is effective beginning in 2004, and the Code requires that the company "comply or explain" no later than publication of its annual report for 2004. During 2004, the Executive and Supervisory Boards will be reviewing and implementing the requirements of the Code, with the objective of being in compliance by publication of the 2004 annual report.

Following is a summary of areas in which the company will be explaining its compliance:

Article 2 of the Code states the principles and best practices regarding (a) the role and procedure, (b) remuneration and (c) conflicts of interest concerning the management board. Univar is in compliance with the best practices stated in this article with three necessary deviations.

First, Mr. Pruitt's employment contract, which was made in 2002, before the draft Code was published, provides 30 months' severance. Because Mr. Pruitt, as a long-term employee of the company, is entitled to severance of more than one year under applicable laws, remuneration practices and his employment agreement, which in any event cannot be avoided, the Supervisory and Executive Boards believe the principle underlying the best practice regarding severance is properly explained and the deviation is properly excused.

Second, the company's Articles of Association do not limit terms of the members of the Executive Board to four years, as required by the Code. Both Mr. Pruitt and Mr. Holsboer were elected by the shareholders for indefinite terms. However, the shareholders always have the ability, upon proper notice of meeting, to suspend and replace an Executive Board member. The Supervisory and Executive Boards believe the temporary deviation in the case of the appointments of Mr. Pruitt and Mr. Holsboer from strict adherence to the four-year term requirement of the Code is properly explained and the deviation is properly excused.

Third, Mr. Holsboer is presently a member of four Supervisory Boards, only one of which is a listed company. A best practice provision provides that an Executive Board member may not be a Supervisory Board member of more than two listed companies. Mr. Holsboer's Supervisory Board positions are not a deviation from the literal requirements of the best practice provision; however, the number of Board positions may represent a deviation from the spirit of the best practice. Mr. Holsboer is a valued member of the Executive Board who makes strong contributions within the division of responsibilities assigned to him. Because of Mr. Holsboer's contributions to the company and because his duties to the company are part-time, the Supervisory and Executive Boards believe the principle underlying the limitation on Supervisory Board memberships of the Code is met and the deviation is properly excused.

Internal Risk Management and Control Systems

In management's view, Univar's internal risk management and control systems are adequate and effective. These systems include operational, financial and technical controls, as well as risk analyses of the operational and financial aims of the company. They also include guides for laying out the company's financial reports, the procedures to be followed in drawing up these reports, and a system of monitoring and reporting on internal risk management issues.

In carrying out its responsibilities to maintain an effective risk management and control environment, the company consists of an organizational structure with clearly defined lines of responsibility and delegation of authority, and comprehensive systems and control procedures. The company believes this structure provides reasonable assurance that transactions are executed in accordance with management authorization, and that they are appropriately recorded to permit financial statements in accordance with the Accounting Principles Generally Accepted in the Netherlands and to adequately safeguard, verify and maintain accountability of assets. This structure also allows the company's management to



effectively identify, evaluate and mitigate risks, which also requires broad understanding of its goals and objectives and constant review of the business.

There have been no restatements of the company's financial reports. In addition, the company's financial accounting practices have not been under investigation by governmental authorities.

During 2003, the company established the new position of Director–Internal Audit with overall responsibility for internal audit at Univar and its business units. The Director has a dotted-line reporting relationship to the Supervisory Board's Audit Committee, and is responsible for complementing the activities of the company's internal and external auditors.

The role of the company's internal audit organization is to assess the effectiveness and adequacy of internal controls on a regular basis and recommend improvements when appropriate. Management considers the internal auditors' and independent auditors' recommendations concerning the company's internal controls, and takes steps to implement those that are believed to be appropriate in the circumstances.

The Audit Committee is responsible for monitoring the company's accounting and reporting practices. The Audit Committee meets periodically with management, the external auditors and the internal auditors, jointly and separately, to review financial reporting matters as well as to ensure that each is properly discharging its responsibilities. The external auditors and internal auditors have full and free access to the Committee without the presence of management to discuss the results of their audits, the adequacy of internal accounting controls and the quality of financial reporting.

External Factors and Variables

Univar's results are sensitive to the following external factors and variables:

Safety, Health and Environment (SHE)
Univar's business includes a wide range of operational activities (some potentially hazardous) and geographic locations. Given the fact that Univar is engaged in handling, storing, transporting and selling potentially hazardous materials, the company's activities can adversely affect human beings and the environment. Claims regarding product liability, health, fire damage, safety and environmental matters are a significant risk. Univar has taken many measures to mitigate and manage these risks.

Univar carries insurance to protect against most of the accident-related risks involved in conducting its business. Univar mitigates the risk of on-the-job accidents in a variety of ways: accident prevention efforts through planning, process and facility controls, safety training, safety committees, safety and environmental audits, and post-accident investigations with follow-up steps. The company has established a SHE policy and a SHE Steering Committee to oversee its implementation. Univar's commitment to high safety standards and practices has resulted in a reduction in both safety-related and environmental incidents.

Product Liability
Product liability is a risk in the chemical distribution industry due to some potentially hazardous products among the many Univar distributes. Because of the nature of these products, both Univar and its producers are, from time to time, the subject of claims. In most instances, its producers are the primary subject of such claims. The company provides extensive product training to its employees. Moreover, Univar carries product liability insurance to mitigate the financial exposure associated with such matters.

Asbestos Litigation
Asbestos and asbestos-containing products are a major source of litigation and liability in the United States. During the course of its existence, Univar or businesses it acquired distributed asbestos. Pending lawsuits are described on page 51. Although Univar expects large numbers of cases to be dismissed or otherwise resolved with minimal payments, the continuing escalation of asbestos litigation in the United States presents a risk to the company.

Facilities Risks
Univar has the risk that damage or loss to a facility will disrupt operations and otherwise adversely affect operations and financial results. However, Univar considers the possibility of significant adverse effects from such a risk to be low. Univar has a large dispersion of facilities risk, with many relatively low-book-value facilities. In addition to implementing levels of property protection measures, Univar has a great deal of substitutability in facilities and operations, so the loss of a facility can be substantially offset, in most cases, by transferring operations to other facilities. Univar carries replacement-value property insurance to mitigate the financial loss should it suffer damage to its facilities.

Operating Risks
Univar's activities, investments and sales relate mostly to countries that are politically stable. The political risk profile can thus be considered low.



Univar operates in a global economy, and the distinctiveness of and events occurring in a local marketplace can affect its business. Nevertheless, the company is substantially diversified through broad geographic coverage, as well as in terms of its customer base, product assortment and supplier base, to the extent that it regards this risk as reasonably low. If the economy throughout a large part of one or more of the company's major national markets, such as the United States, Canada, the United Kingdom or France, should experience a downturn, this would constitute an event that could adversely affect Univar's operating results.

The effect of industrial output on the sales of chemical distributors varies by country, region and industry, and is dependent on the demand for chemical products and prices. Univar limits this effect by reducing inventories and trade receivables as demand drops. The price risk in chemical distribution is comparatively low because of the large variety of customer-specific products, each with its own price movement. Inventory risks are likewise limited, with products seldom remaining in inventory longer than 45 days.

Energy pricing is variable, and the cost of energy is a critical element in chemical pricing. It affects both feedstock and manufacturing costs. Also, sales to the oil, gas and petroleum industries represent a significant portion of Univar's business. Sudden movements in the wholesale prices of energy could have a temporary, unfavorable impact on Univar's margins. However, Univar does not enter into long-term, fixed-rate contracts for the purchase or sale of inventory that might prevent the company, in a reasonable time frame, from reflecting market pricing.

Competition

Univar faces intense competition in many of the markets in which it operates, and changes in the competitive environment could adversely affect the company's business and results.

The risk of loss of producer product lines is present in the industry. However, in Univar's case the company most often has multiple sources of supply. Its ability to source products from alternative vendors is very high.

Financial

Univar is affected by foreign exchange rate fluctuations because of the multinational nature of its business and the need to convert results in foreign currencies into US dollars. Fluctuations in exchange rates between foreign currencies and the US dollar could significantly affect Univar's reported results from year to year.

Exchange rate fluctuations may affect the company's results in three ways. First, although each of the company's operations generally incurs costs and earns revenues in its local currency, results may be affected by gains or losses arising from transactions whose terms are stated in a foreign currency. The company's policy is to hedge all significant transaction exposure.

Second, the company's financial results and position may be affected by exchange rate fluctuations when business results, assets and liabilities are translated into US dollars. While the company may use its debt portfolio to offset fluctuations in the translated value of earnings or assets caused by currency movements, the company does not actively hedge translation exposure of either future earnings or assets through the use of derivative instruments.

Third, the company's results over time may be affected by gains or losses arising from changes in exchange rates that may affect future competition, sales volume, prices, costs, etc. The company does not hedge against this economic exposure to exchange rate fluctuations.

Overall, the company assesses this risk to its financial results as small.

Credit risks in chemical distribution are usually limited, as Univar provides products that are often essential to the operation of its customers' businesses. Credit risk is further reduced because each customer represents only a small fraction of Univar's sales. As a matter of policy, Univar carefully checks the creditworthiness of its customers. Risks relating to interest rates, currency and credit are also addressed in the Notes to the Financial Statements.

Univar USA

Terry Hill, *President*
Frank Mirabelli, *Senior Vice President—Finance and Administration*
Pat Walker, *Vice President—Western Region*
Robert Bennett, *Vice President—South Central Region*
Sarah Dixon, *Vice President—Southeast Region*
Joe Ripp, *Vice President—Northeast Region*
Al Cummins, *Vice President—North Central Region*


USA
Univar N.V. Revenues


CITRIC ACID
ANHYDROUS
USP/FCC Ⓤ Kosher
50 LBS. NET
(22.68KGS)
FINE GRANULAR
CAS#77-92-9
P/C: 713075
Manufactured for
UNIVAR

Univar USA, which accounts for about one-half of Univar N.V.'s revenues, completed a third successive year in which the market environment was unusually challenging, particularly for participants in the industrial sector.

Despite significant growth in the US economy throughout much of 2003, manufacturers—the major customers for Univar USA's core industrial chemical products—did not participate in this growth until the fourth quarter. As a result, the market for our products contracted due to lower manufacturing activity and continued relocation from the US market to lower-cost economies by segments of our traditional customer base in industries such as textiles, furniture manufacturing and electronics. This circumstance, combined with the excess capacity already existing in the chemical distribution industry, created a fiercely competitive environment that required the business to sacrifice margins in order to defend market share. Margin dollar development was further eroded by wholesale deflation in the prices of many chemical products sold by Univar USA. Indeed, a year-over-year price per pound decline was experienced in seven of Univar USA's top ten product categories. In the face of these harsh marketplace realities, the US business did well to reach sales levels for 2003 about the same as the prior year.

The US business unit also had to contend with a significantly higher expense burden than in 2002, brought about by higher pension and insurance costs, plus the expenses related to an employee strike at our Providence, Rhode Island, facility. These incremental expenses amounted to an additional $18.8 million absorbed by Univar USA in 2003 over 2002. It is noteworthy that despite this increase in largely uncontrollable costs, expense management programs implemented during the year resulted in a year-over-year operating expense decline of $9.6 million. This accomplishment demonstrates the improved underlying profitability of the business in the face of an extraordinarily difficult operating environment.

2003 Financial Review
Univar USA in 2003 recorded net sales of $2,356.9 million compared with $2,345.9 million in 2002, an increase of 0.5%. Despite intense price competition and other difficult market circumstances, the company was able to increase sales volume slightly over last year. Gross margin came in at $379.1 million versus $390.6 million, down 2.9% from last

Selected Financial Highlights

(all dollar amounts in US$ millions)	2003	2002*	Change
Net sales	$ 2,356.9	$ 2,345.9	0.5%
Gross margin	379.1	390.6	(2.9%)
Operating expenses (excluding cost of goods sold)	341.4	351.0	(2.7%)
EBITDA	71.7	75.4	(4.7%)
EBITA	48.8	51.0	(4.4%)
EBITA : Sales	2.1%	2.2%	—
EBIT	37.7	39.6	(4.8%)
Average capital employed	739.0	713.1	3.6%
Cash flow return on investment (CFROI)	9.7%	10.6%	—

* Certain items deemed to be extraordinary in 2002 have been reclassified to operating expenses with the related tax effect being reported in income taxes, in accordance with the Accounting Principles Generally Accepted in the Netherlands.

year's performance. Gross margin as a percent of sales declined to 16.1% from last year's 16.7% as a result of efforts to defend share in a highly competitive atmosphere. Despite strike-related expenses in the northeast, and higher pension and insurance costs, operating expenses declined slightly both in dollars and as a percent of sales, to 14.5% from 15.0% the previous year, as a consequence of various cost-containment measures. For 2003, EBITA was $48.8 million compared with $51.0 million a year ago.

Industrial Chemicals Distribution

The core business activity of Univar USA is the distribution of industrial chemicals. In order to improve our performance in this mature and highly competitive market in the United States, throughout 2003 Univar USA concentrated its efforts in two primary areas: 1) re-orienting its marketing focus to growing industries and 2) optimizing the company's extensive distribution network to improve productivity. Substantial progress was realized in each of these areas.

Optimization Activities

Univar USA's effort to enhance the productivity of our distribution network is a continuous improvement process that involves identifying opportunities, while simultaneously supporting sales growth, to:

- reduce the number of times we touch the product
- eliminate redundant activities
- improve our span of control

Our goal through these activities is to support targeted aggressive growth and market leadership by Univar USA utilizing a distribution model that provides the lowest supply chain costs.

Excellent progress was achieved in 2003 at developing a transportation network to support our logistics network redesign efforts, subsequently improving customer service levels and drawing from broader product lines at our hub locations. This approach concentrates inventories and the related activities supporting value-added services, such as packaging and blending, at our larger core facilities. We collaborated with suppliers to improve key product lines, resulting in shared benefits for both Univar and our supplier partners. These included improved asset utilization for packaged products and increased velocity throughout our network, as evidenced by improved working capital turns. Network evaluation and modification will continue in 2004 and beyond, as new markets emerge and cost containment initiatives develop through efficient use of our infrastructure. Productivity measurements are underway for our key operational functions, providing our management teams with pertinent data for resource allocation and production planning, resulting in enhanced facility throughput. Improved

Targeted Industry Focus

	Market Characteristics	Univar's Approach
Food	The high incidence of two-income households in the US favors a reliance on easy-to-prepare processed foods over fresh foods. Shelf-life limitations and freshness requirements dictate that processed foods be manufactured in relatively close proximity to consumption.	Univar USA has long maintained a strong, though not dominant, presence in the food industry. Univar USA sales into the food industry consist of products used in processed and convenience foods, as well as chemicals used in plant operations. Our goal remains to secure an increased market share of key products into this industry. To do so, we have created a dedicated food industry team led by an experienced food ingredients marketing professional and staffed with a technically competent geographic sales force. Univar seeks to provide product knowledge and expertise in its marketing.
Pharmaceuticals	The pharmaceuticals business is poised for continued growth in the US, with well-positioned manufacturing plants and ties to academic research and development.	Univar USA provides a large variety of excipients into the pharmaceuticals industry. Pharma customers value our ability to consistently manage the documentation requirements for these products, our quality process and reporting capabilities, and the management of just-in-time lot-controlled inventories. These abilities reduce our customers' costs of acquisition, lot approval, product tracking and Food and Drug Administration compliance. Univar USA's extensive product line and multi-plant capabilities serve to make us a preferred supplier for pharmaceutical accounts.
Personal Care Products	Personal care products—health and beauty items such as cosmetics, shampoos, body creams, hair dyes and the like—is another industry likely to maintain a strong US manufacturing presence, because the cost of manufacturing is low compared to the much more substantial cost of marketing these products.	The personal care industry lends itself to multiple selling models based on specialization, ease of product development work and supplier sales approach. Therefore, Univar USA has been evaluating shifts of product line between two selling models, our traditional industrial chemicals model and ChemPoint.com. Several personal care lines were successfully transferred to ChemPoint. The transfer resulted in additional sales to existing customers and the securing of new customers, as well as an improvement in profitability. This industry, along with the others targeted for growth, will continue to be evaluated for its most effective and successful selling model at Univar USA.
Energy	Energy has been one of Univar USA's fastest growing industry segments since 1995. With world energy consumption growing at ever escalating rates, Univar USA continues to view the energy sector as a significant growth opportunity.	Univar USA's energy business includes such offerings as specialty amines, catalysts, adsorbents and dehydration chemicals. It offers customers *solution-based selling*, with a team of proactive, technically-oriented energy professionals and engineers who spend time at customer sites and who serve as advisors as much as salespeople.

customer service support has developed with a new automated tracking tool called "UQIP"—Univar Quality Improvement Process. We can now provide faster non-conformance resolution and root cause analysis for customer, supplier and carrier improvement opportunities.

Targeted Industry Focus
While we continue to drive growth in our key products, the market segments of food, pharmaceuticals, personal care and energy were targeted as focus areas for our marketing efforts in 2003. These segments were identified by management as having substantial opportunities to capture market share as well as being sustainable growth industries in the US, with minimal risk of migration to lower labor-cost economies offshore. The approach to developing each of these markets was tailored to the needs of customers and our current position in each market (see opposite page).

Specialty Group
In addition to the core industrial chemical business, Univar USA also consists of several specialty, or niche, business units, which operate in discrete market segments alongside our core operations.

Professional Products & Services (PP&S)
Univar USA's Professional Products & Services business, which supplies chemicals, services and equipment to the professional pest control industry, experienced a year of positive growth in 2003 that outpaced the sluggish economic climate and overall trend of the structural pest control industry in the United States. Indeed, PP&S achieved one of its strategic goals—increasing market share—in a challenging year. Emphasis on profitable product portfolios resulted in higher gross margins on lower product sales.

ChemPoint.com™
ChemPoint.com, Univar USA's Internet-enabled marketing services business, repeated its impressive 2002 performance by delivering substantial revenue and profitability growth during 2003. Sales grew by over 100%, resulting in the first year of positive earnings for ChemPoint. Supplier acceptance of the ChemPoint business model and value proposition continues to expand, which is reflected in both strong sales growth and an increase in average gross margin. Customer acceptance also increased, as the number of active customers more than doubled.

ChemCare®
Univar's specialty business unit, ChemCare, provides technical expertise and logistics services in safely disposing of hazardous and non-hazardous waste. Many waste-generating customers are actually the same companies that purchase industrial chemicals from Univar. While ChemCare had been growing at a rate of 10% to 15% per year, growth in 2003 was flat, reflecting slow growth in Univar's industrial sector. ChemCare expects an excellent 2004, with double-digit growth across the country, partly fueled by pent-up demand.

Mozel
Mozel, Univar USA's national distributor of specialty products to the coatings industry, closed the year with sales down from 2002, attributable to a continued weak economy. Customer downsizing, business taken direct and production moving offshore were all contributing factors to the soft year. Mozel is poised for a strong 2004 in specialties due to the groundwork of this past year. A move from public warehouse locations to Univar USA facilities is expected to provide improved customer service while enhancing Mozel's bottom line.

Performance Polymers (PPI)
Performance Polymers, Univar USA's polymers distribution business, experienced a difficult year in 2003 as a result of jettisoning its off-grade business, a tactical step that improved the quality of business substantially, at the cost of revenues. PPI also sustained a net operating loss for the year. A major win occurred as BASF awarded PPI, along with only one other competitor, distributorship of its full line of polymer products throughout North America. For 2004, PPI is expected to significantly recapture sales and to return to bottom-line profitability.

2004 Outlook
In 2004, Univar USA expects stronger demand for its core industrial chemical products, as indications are for a reasonable resurgence in the US manufacturing sector. The business will continue pursuing its core strategies of targeted aggressive growth in focus industries while also engaging in network optimization activities designed to achieve a low-cost-to-serve distributor position.

After three years of operating under clearly challenging circumstances, Univar USA is well-positioned going into 2004 to make substantial progress toward accomplishing its longer-term profit improvement goals. With the expected up-tick in the US economy and the foundation well laid during the past year for improving the operating fundamentals of the business, Univar USA is in an excellent position to adapt to, and benefit from, the changing dynamics of the chemical industry.

Univar Canada

Larry Bullock, *President*
Randy Craddock, *Vice President—Western Canada*
Normand Goyer, *Vice President—Eastern Canada*
Rick Pierson, *Vice President—Agriculture*
Fred Hermesmann, *Vice President—Finance*


CANADA
Univar N.V. Revenues



It has been 50 years since Univar began doing business in Canada as Van Waters & Rogers Ltd. In that relatively short time, sales have increased from CAN$ 192,000 (recorded in that first year, 1953) to a milestone in 2003 of surpassing CAN$ 1 billion. This is a significant accomplishment brought about by a dedicated team of individuals committed to the concept of continuous improvement.

Univar Canada completed another year of stellar performance in 2003, its eleventh consecutive year of record sales, gross profit and operating income. The record sales were driven by a strong performance in the resource-based western region and an exceptional agriculture season. As Canada's leading distributor of industrial and crop protection chemicals, this Univar business unit continues to grow its market share vis-à-vis its competitors.

The Canadian market was generally more favorable than other markets served by Univar. As a consequence, Univar Canada benefited from a strong economy in the west, particularly in the energy and agriculture sectors. The economy in eastern Canada was less robust, and clearly weak in certain areas, as market conditions very much in concert with the northeastern US economy resulted in a competitive climate distinctly more aggressive and similar to the US market.

In July, Univar Canada completed the integration of the 2002 Stochem acquisition, and has thus far achieved the synergies expected from this transaction. Stochem's margins improved due, in part, to its integration into the Univar Canada IT system and the adoption by Stochem of some of Univar Canada's inventory management practices. We expect still further benefits from Stochem to be realized in 2004.

The Canadian dollar appreciated by over 20% versus the US dollar during 2003, and toward year-end was trading at a seven-year high, threatening somewhat the continuation of Canada's strong growth and economic performance. The stronger Canadian dollar overall had a positive effect on Univar Canada's revenue and EBIT performance for 2003.

2003 Financial Review

Univar Canada in 2003 recorded net sales of $737.7 million compared with $587.9 million in 2002, an increase of 25.5%.

Selected Financial Highlights

(all dollar amounts in US$ millions)	2003	2002*	Change (actual)	Change (currency-neutral)
Net sales	$ 737.7	$ 587.9	25.5%	12.0%
Gross margin	109.5	85.3	28.4%	14.6%
Operating expenses (excluding cost of goods sold)	66.6	51.3	29.8%	15.9%
EBITDA	46.8	37.5	24.8%	11.2%
EBITA	43.1	34.0	26.8%	13.0%
EBITA : Sales	5.8%	5.8%	—	—
EBIT	42.9	34.0	26.2%	12.6%
Average capital employed	144.7	117.5	23.1%	9.7%
Cash flow return on investment (CFROI)	32.3%	31.9%	—	—

* Certain items deemed to be extraordinary in 2002 have been reclassified to operating expenses [illegible] [illegible] [illegible] in accordance with the Accounting Principles Generally Accepted in the Netherlands.

In local currency, net sales were up 12.0%. Organic sales growth (excluding Stochem) was 8.0% in local currency. Gross margin was $109.5 million versus $85.3 million, up 28.4% from last year's performance. In local currency, gross margin was up 14.6%. Gross margin as a percent of sales increased slightly to 14.8% from last year's 14.5%, as the company captured substantially more business without the need to significantly compromise margins. Operating expenses increased as a percent of sales, to 9.0% from 8.7% the previous year, due to absorption of a full year of Stochem expenses this year compared with a partial year in 2002. EBITA increased 26.8% (13.0% in local currency), to $43.1 million from $34.0 million a year ago, thus contributing an impressive 37% of Univar N.V.'s consolidated EBITA.

2004 Outlook

Univar Canada anticipates a continuation of superior organic sales growth in 2004 by employing the core tactics we have been using for years to solidify and enhance our excellent relationships with chemical producers and customers, and to find new, as yet uncultivated, market niches. We believe price leadership is a key to our success, and accordingly we will be working throughout 2004 to maintain our fine record of market stewardship.

A targeted focus on critical industries—which for Univar Canada includes oil and gas, agriculture and food—will remain at the heart of our sales and marketing efforts. The Ontario food group, in particular, is targeted for substantial growth in 2004 as a result of various new marketing initiatives that are being implemented. The food, pharmaceuticals and personal care industries in British Columbia continue to perform well, and we expect our most impressive growth in organic sales dollars in 2004 from these areas. For our agriculture business, 2004 also looks promising, as world supplies of certain agricultural commodities are in short positions, prompting increased production. Agriculture will have several new products to sell in 2004, and our supplier partners have developed strong marketing programs to create customer demand.

Univar Canada also will be focusing on proportionately reducing operating expenses by optimizing some of our area-based assets to the regional level, and further capitalizing on synergies that exist with Stochem. In 2004, we expect major gains from this acquisition—from the marketplace through our market optimization efforts, and in lower operating costs through the savings generated from integrating our administrative, operational and logistics systems.

At Univar Canada, we anticipate 2004 will be yet another year of business improvement that will result in very satisfactory growth and a twelfth consecutive year of record performance.

Univar Europe

John Phillpotts, *President*
Guy Montell, *Vice President—Commercial*
Chris Morley, *Vice President—Finance and Administration*


EUROPE
Univar N.V. Revenues


UNIVAR
UNIVAR

2003 was primarily a year of consolidation, building on the strategic foundation laid down in the latter part of 2002 following Univar N.V.'s reemergence as an independent company.

The economic malaise in western Europe heavily characterized the year. Several of the major markets, specifically France, Italy, the Netherlands and Germany, all officially moved into recession during the course of 2003. The UK, which remains outside the Euro zone, saw its manufacturing base experience the steepest decline of all the individual markets served in Europe. The UK had perhaps the toughest time within the group, with an 8% reduction in manufacturing output over the last 18 months, directly affecting our customer base. We held market share, but of a smaller market, and with squeezed margins our profitability declined. In an effort to re-stimulate sales growth, the UK business was reorganized from a matrix model to a geographic-based structure. This more sales-focused, simpler structure has been in effect since September, and already we have seen the benefits, with sales growing every month since implementation through the end of 2003.

Univar Europe continued to build on the momentum of the branding process begun last year, consolidating its position as a market leader within Europe. Three separate trading operations in France were successfully merged into one unified Univar Europe company, and our UK business adopted the Univar name in July 2003, thus completing the Univar branding of our industrial chemicals businesses. Univar Europe is now well-recognized as a pan-European market leader in the distribution of industrial chemicals within western Europe.

Customer focus was heightened last year and will remain at the top of our agenda moving forward. The chemical distribution industry has moved from being supplier-driven to customer-led, and Univar Europe has been early to recognize and respond to this evolution. Our "Passion for Customers" culture has been eagerly embraced by all of our employees throughout the 14 countries that today make up Univar Europe, and has given us a real commonality of purpose. However, we have not lost sight of the key role that producers play in our success, and we have significantly strengthened our European commercial team to take advantage of our pan-European position.

Selected Financial Highlights

(all dollar amounts in US$ millions)	2003	2002*	Change (actual)	Change (currency-neutral)
Net sales	$ 1,622.8	$ 1,486.7	9.2%	(9.0%)
Gross margin	263.6	236.6	11.4%	(7.1%)
Operating expenses (excluding cost of goods sold)	239.8	211.6	13.3%	(5.5%)
EBITDA	49.7	51.0	(2.4%)	(18.7%)
EBITA	30.5	31.2	(2.0%)	(18.6%)
EBITA : Sales	1.9%	2.1%	—	—
EBIT	23.7	25.0	(4.8%)	(20.9%)
Average capital employed	517.5	474.7	9.0%	(9.5%)
Cash flow return on investment (CFROI)	9.6%	10.7%	—	—

*Certain items determined to be extraordinary in 2002 have been reclassified to net sales and operating expenses, with the related tax effects being reported in income taxes in accordance with the Accounting Principles Generally Accepted in the Netherlands.

The year-end acquisition of Tazzetti in Italy, which broadens our product portfolio in that country into the commodity area, as well as improving our geographical reach, demonstrates our commitment to developing market share through opportunistic acquisitions of fine companies.

Somewhat in its infancy when we reported last year, Fiske—the brand adopted for our food ingredient distribution business—has been rolled out across Europe, and all the countries in which we operate now have a Fiske division with dedicated personnel servicing this growing market. Fiske is clearly one of the market leaders in this rapidly growing industry sector. Its early success in the UK and Benelux encouraged all countries served by Univar Europe to rapidly embrace the concept, and they are now selling both food chemicals and natural ingredients under the Fiske brand.

Distrupol continues to enjoy an excellent reputation as a market leader in polymer resin distribution in northern Europe. Consolidation within the polymer distribution field continues apace, and having been a winner in this process in 2002, Distrupol lost out in 2003 as our major polypropylene supplier decided to rationalize its channels to market to one pan-European player. Fortunately, our reputation is such that alternative suppliers were quick to support us, and while the replacement process will mean some loss of market share, a rapid recovery is predicted. Looking to develop a wider European footprint for this important business area, we are using the Univar Europe network and sales team in Iberia, Switzerland and Poland to develop some early sales on which to build.

Information flow is a vital requirement for success of the Univar Europe team, and at a modest cost we have introduced Web-based technology to pull together our commercial data from the various IT platforms used within our infrastructure. In turn, we have successfully upgraded our Enterprise Resource Planning platforms during the year in the Nordic and Iberian regions and within Fiske Food Ingredients. We will see further upgrades in 2004 in line with a newly developed IT strategy that will allow us to communicate effectively across Europe, but at costs appropriate to distribution margins.

The euro appreciated by approximately 20% versus the US dollar during 2003, while the British pound weakened against the euro by over 7%. The combined effect on Univar Europe's results was to improve sales, gross margins and operating profits significantly on a US-dollar basis, offsetting the effect of a currency-induced increase in operating expenses.

2003 Financial Review

In 2003, Univar Europe recorded sales of $1,622.8 million compared with $1,486.7 million in 2002, an increase of

9.2%. Excluding the effects of currency translation, sales decreased by 9.0%.

The 2003 gross margin of $263.6 million compared with $236.6 million in 2002, an increase of 11.4%. Excluding the effects of currency translation, gross margin decreased by 7.1%, though reflecting an improvement in ongoing gross margin percentage to 16.2% from 15.9%. This arose from a combination of reduced direct business and increased sales of higher margin items in our product mix.

Operating expenses in 2003 increased by 13.3% to $239.8 million from $211.6 million in 2002. Excluding the effects of currency translation, operating expenses decreased by 5.5%. This decrease was achieved despite increases in pension and insurance costs totalling $9.0 million.

EBITA fell slightly, from $31.2 million to $30.5 million, a decline of 2.0%. Excluding currency translation, EBITA fell by 18.6%.

2004 Outlook

We have our branding in place, our industry focus established and re-energized sales forces across Europe, as our "Passion for Selling" culture has been adopted. With the creation of a truly pan-European operating structure, there are few distractions from our short-term purpose: to grow the top line for the benefit of the bottom line.

The progress we have made in the unification of Univar Europe over the past 18 months has ignited a high level of motivation and enthusiasm from our European team—some substantial commercial gains in the latter part of 2003 show just what can be achieved with the structure and strategy we now have in place. Fiske has taken us to new markets and we expect to achieve more growth from this business.

Operational effectiveness also remains high on our agenda. In 2003, we made important progress toward containing costs to 2002 levels, and, broadly speaking, it is our intention to repeat this in 2004. There are substantial gains yet to be realized from infrastructure rationalization, and the business is gradually moving from country-focused initiatives in this area to pan-European programs.

Our targets for 2004 have been set on the premise that we will see little, if any, economic growth for the year in the markets we serve. Some industry sectors, however, will grow, and these are ones in which we are currently strong and are investing resources to ensure we get stronger—food, pharmaceuticals and personal care being good examples.

Our profitability is still primarily driven through the countries individually, and these are led by an experienced and very stable management team that was augmented in 2003 by the introduction of a European IT Manager and a strengthened commercial team. Barring any unforeseen external circumstances or any further significant decline in the marketplace, we are confident that Univar Europe can show improved sales and profit growth in 2004. Overall, with the benefit of our initiatives, we anticipate positive growth in 2004 in excess of local gross domestic product, even if the economy remains static; and we are in a position to take full advantage of any upturn.


2003 Financial Statements

Consolidated Financial Statements

Consolidated income statement for the years ended December 31,

(in US $ millions, except earnings per share)	Note	2003	2002
Net sales	1	**4,717.4**	4,420.5
Cost of goods sold	2	**3,965.3**	3,708.0
Personnel costs	3	**362.8**	345.5
Depreciation expense	4	**46.1**	47.7
Amortization of goodwill	4	**18.2**	17.6
Other operating expenses	5	**226.2**	212.4
Total operating expenses		**4,618.6**	4,331.2
Group operating income		**98.8**	89.3
Interest income	6	**2.6**	7.6
Interest expense	6	**34.4**	38.1
Interest expense, net		**31.8**	30.5
Income from ordinary activities before taxes		**67.0**	58.8
Income tax expense	7	**22.5**	32.9
Net income before third-party interests		**44.5**	25.9
Third-party interests		**0.1**	-
Net income	8	**44.4**	25.9
Dividend on cumulative financing preference shares	9	**2.2**	1.7
Net income available to common shareholders		**42.2**	24.2
Earnings per common share	10	**1.45**	0.83
Fully diluted earnings per common share	10	**1.45**	0.83

Consolidated balance sheet at December 31,

Before proposed distribution of net income to holders of common shares

(in US $ millions)	Note	2003	2002
Intangible fixed assets	11	**325.6**	325.1
Tangible fixed assets	12	**466.2**	457.8
Total fixed assets		**791.8**	782.9
Inventories	13	**420.0**	393.0
Accounts receivable	14	**678.9**	610.7
Other receivables and prepaid expenses	15	**236.1**	224.2
Cash and cash equivalents	16	**65.9**	76.2
Total current assets		**1,400.9**	1,304.1
Amounts owed to banks	17	**16.9**	44.6
Current portion of long-term debt		**2.4**	3.2
Trade accounts and other accounts payable	18	**711.6**	720.6
Dividend on cumulative financing preference shares	9	**2.4**	1.9
Total current liabilities		**733.3**	770.3
Current assets less current liabilities		**667.6**	533.8
Total assets less current liabilities		**1,459.4**	1,316.7
Long-term debt	19, 20	**457.2**	403.1
Provisions	21, 22	**293.3**	278.3
Third-party interests		**0.2**	0.1
Stockholders' equity	23	**708.7**	635.2
Group equity		**708.9**	635.3
Total		**1,459.4**	1,316.7

Consolidated statement of cash flows for the years ended December 31,

(in US $ millions)	2003	2002
Net income	**44.4**	25.9
Adjustments for:		
Depreciation and amortization	**64.3**	65.3
Movements in provisions	**1.0**	8.6
(Gain)/loss on sale of tangible fixed assets	**(4.5)**	1.3
Gain on sale of group companies	**(0.1)**	(7.6)
Gross cash flow from operating activities	**105.1**	93.5
Movements in working capital (excluding cash and cash equivalents, short-term credit and dividend)	**(34.8)**	4.0
Net cash flow from operating activities	**70.3**	97.5
Investments:		
Tangible fixed assets	**(37.0)**	(42.8)
Business acquisitions (including goodwill)	**(5.1)**	(8.2)
Total investments	**(42.1)**	(51.0)
Disposals:		
Tangible fixed assets	**15.0**	11.1
Proceeds on sale of group companies	**4.7**	11.0
Total disposals	**19.7**	22.1
Net cash flow from investing activities	**(22.4)**	(28.9)
Financing:		
Repayment of long-term debt	**(226.3)**	(471.1)
Proceeds from long-term debt	**240.1**	399.4
Net proceeds from share issues	**-**	74.6
Purchase own shares	**(1.1)**	-
Cash dividends	**(8.4)**	-
Net movements in short-term financing	**(34.1)**	(66.5)
Net cash flow from financing activities	**(29.8)**	(63.6)
Net cash flow	**18.1**	5.0
Exchange and translation differences	**(28.4)**	4.6
Increase/(decrease) in cash and cash equivalents	**(10.3)**	9.6

Corporate information

At the end of June 2002, Univar N.V. ("Univar" or "the Company") by means of a legal split-off (juridische splitsing) under Dutch law, was separated from Koninklijke Vopak N.V. ("Royal Vopak" or "Vopak"). Following the split-off, Univar was listed as a separate company on the Euronext Amsterdam. For accounting purposes the effective date of the split-off was January 1, 2002.

The Company's principle business activities consist of the distributing of industrial chemicals and providing related specialty services throughout North America and Europe. Univar comprises three distinct business units that serve three broad geographic regions: Univar USA, Univar Canada and Univar Europe. The Company operates a network of 166 distribution centers, spread across the United States, Canada and 14 European countries.

Univar's customer base is made up of some 250,000 industrial end-users, with access to a full portfolio of products. The majority of Univar's products are commodities the Company buys in bulk, processes and repacks to meet the diverse requirements of the industries served. Others are specialty products which are purchased, pre-packaged and sold using in-house technical expertise, usually under a manufacturer's own brand. Univar differentiates itself through a vast product offering, including a number of related services, both to its customers and suppliers, such as blending, managing customer inventories, packaging, labeling, warehouse management, waste management, technical support and managing vendor reduction programs.

Since a major part of Univar's operations are conducted in US dollars, Univar has opted to present its financial statements in US dollars. All amounts are in millions of US dollars, unless stated otherwise.

The Company's statutory seat is in Rotterdam, 333 Blaak, 11th floor, 3011 GB, The Netherlands.

Summary of significant accounting policies

Basis of preparation
The consolidated financial statements of Univar have been prepared in accordance with accounting principles generally accepted in the Netherlands and the financial reporting requirements included in Part 9 of Book 2 of the Netherlands Civil Code.

The financial statements are prepared under the historical cost convention. Departures, if any, from historical cost rules are mentioned separately.

Income and expenses are accounted for in accordance with the accruals concept. Income is recognized when realized and losses are accounted for when they are incurred or foreseen.

Certain items have been reclassified to conform to current year's presentation.

Changes in accounting policies
In order to bring the Company's accounting policies in line with newly issued accounting guideline ("Richtlijn") No. 270, Univar changed its definition of extraordinary gains and losses as of January 1, 2003. For comparison reasons the 2002 extraordinary gains and losses have been re-classified as appropriate. Refer to Note 8.

Basis of consolidation
The consolidated financial statements include the financial statements of Univar and its group companies. Group companies are companies which together form an economic entity operating under joint management and over whose operating and financial decisions Univar as a rule exercises power of control. All intercompany balances and transactions have been eliminated in consolidation. The assets, liabilities, income and expenses are included in the financial statements, net of the share of minority interest in group equity and results, which is disclosed separately in the income statement and the balance sheet. Subsidiaries are consolidated from the date on which control is transferred to Univar and cease to be consolidated from the date on which control is transferred out of Univar.

Investments in companies in which Univar does not have the ability to directly or indirectly control the operating and financial decisions, but does possess the ability to exercise significant influence, are accounted for at net asset value. Generally, significant influence is presumed to exist if at least 20% of the voting stock is owned.

A list of consolidated group companies pursuant to Section 414, Book 2, of the Netherlands Civil Code has been filed with the Company Registry in Rotterdam and is available for inspection.

Foreign currency translation
The functional currency of foreign operations is generally the local currency, unless the primary economic environment requires the use of another currency. Transactions denominated in foreign currencies are translated into the functional currency of the local entity at the date of the transactions. Monetary assets and liabilities are translated at the year-end rate of the functional currency and resulting exchange differences are taken directly to the income statement.

Assets and liabilities of group companies denominated in foreign currencies are translated into US dollars at the exchange rates prevailing on the balance sheet date. Exchange gains or losses on the translation to US dollars of the investment in foreign group companies, equity participations and receivables of a financing nature, as well as loans denominated in foreign currencies raised to hedge currency risks, arising from differences between the rates at the beginning and the end of the accounting reference period are taken directly to reserves. Items in the income statement are translated at average exchange rates, allowing for currency risk hedging effects.

Intangible fixed assets
Differences between the cost and the fair value of identifiable assets and liabilities at the date of acquisition of new equity participations are capitalized as goodwill and amortized over their estimated useful economic life, subject to a maximum of 20 years.

Intangible fixed assets are reviewed for impairment when events or circumstances indicate that carrying amounts may not be recoverable.

Tangible fixed assets
Property, plant and equipment are carried at historical cost, net of straight-line depreciation, based on the expected useful economic lives of the assets concerned and taking into account any expected residual value.

The depreciation periods of the main assets are as follows:

buildings	20-50 years
main components of tank farms	30 years
machinery and equipment	20 years
furniture, fixtures and others	10-20 years
information technology	3-10 years

Where necessary, assets are written down to their fair value when lower than historical cost (value impairments).

Property, plant and equipment under construction are carried at the costs incurred.

Property, plant and equipment held for sale and still in operation continue to be depreciated over the length of the expected useful economic lives.

Maintenance and repair expenses consist of the cost of materials, spare parts and labor, including those of third parties to keep the operational tangible fixed assets in working condition. These costs are expensed as incurred.

Financial fixed assets
Equity participations in which the Company exercises significant influence are carried at net asset value, where necessary, allowing for expected value impairments. Other equity participations are carried at cost.

Current assets
Inventories are carried at the lower of cost (calculated on the basis of average purchase prices) net of an allowance for obsolescence, as appropriate, or market value. The expected future use of inventory is based on estimates about future demand and past experience with similar inventories and their usage.

Accounts receivable are stated net of an allowance for doubtful accounts. The risk of uncollectability of accounts receivable is primarily estimated based on prior experience with, and the past due status of, doubtful debtors, while large accounts are assessed individually based on factors that include ability to pay, bankruptcy and payment history.

Cash and cash equivalents
Cash and cash equivalents include all bank balances and short-term, highly liquid investments with an original maturity of three months or less that are readily convertible into known amounts of cash and are stated at face value.

Provisions
Provisions are recorded for obligations (constructive or legally enforceable) and losses when amounts, though uncertain, can be reasonably estimated and where it is probable that settlement of the commitment will entail an outflow of funds.

The provision for deferred tax liabilities is stated at the non-discounted value of obligations arising from timing differences in the valuation of assets and liabilities for financial reporting and for tax purposes. Deferred tax assets are recorded to the extent it is likely they will be realized.

Provisions for reorganizations are recorded at the date the Company is committed to the reorganization plan. These provisions are included under Other provisions.

Long-term debt
Long-term debt consists of loans with original maturities greater than one year. Amounts are stated at face value (excluding any accrued interest, which is included within interest payable). Foreign currency balances are translated to local currency at the closing rate, unless forward currency contracts exist, in which case the closing forward rate is applied.

Income taxes
Income taxes are computed on the income presented in the financial statements in accordance with local tax legislation.

Deferred income tax is provided, using the liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Revenues
Net sales is the total value of sales of products and services rendered and is attributed to the period in which the goods are delivered and/or the services are rendered.

The Company recognizes revenue when all of the following conditions have been satisfied:
(a) the significant risks and rewards of ownership of the goods have been transferred to the buyer;
(b) the Company retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;
(c) the amount of revenue can be measured reliably;
(d) it is probable that the economic benefits associated with the transaction will flow to the Company; and
(e) the costs incurred or to be incurred with respect to the transaction can be measured reliably.

Cost of goods sold
Cost of goods sold includes all inventory costs such as purchase price and transportation cost of the product sold, as well as direct labor and other costs incurred to blend and repackage the product.

Employee benefit plans
Obligations for contributions to defined contribution pension plans are recognized as an expense in the income statement as incurred.

The net obligation with respect to defined benefit pension plans is calculated separately for each plan by estimating the amount of the future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine the present value, and the fair value of any plan assets is deducted. The discount rate is the yield at the balance sheet date on AAA credit-rated bonds that have maturity dates consistent with the terms of Univar's obligations. The calculation is performed by a qualified actuary using the projected unit-credit method.

When the benefits of a plan are improved, the portion of the increased benefit relating to past service by employees is recognized as an expense on the income statement on a straight-line basis over the average period until the benefits become vested. To the extent the benefits vest immediately, the expense is recognized immediately on the income statement.

In calculating Univar's obligation with respect to a plan, to the extent any cumulative unrecognized actuarial gain or loss exceeds ten percent of the greater of the present value of the defined benefit obligation or the fair value of the plan assets, that portion is recognized on the income statement over the expected average remaining working lives of the employees participating in the plan. Otherwise, the actuarial gain or loss is not recognized. Where the calculation results in a benefit to Univar, the recognized asset is limited to the net total of any unrecognized actuarial losses and past service costs and the present value of any future refunds from the plan or reductions in future contributions to the plan.

The net obligation with respect to long-term service benefits, other than pension plans, is the amount of future benefits employees have earned in return for their service in the current and prior periods. The obligation is calculated using the projected unit-credit method and is discounted to its present value, and the fair value of any related assets is deducted. The discount rate is the yield at the balance sheet date on AAA credit-rated bonds that have maturity dates consistent with the terms of Univar's obligations.

Environmental obligations

Approximately 70 owned, previously owned, or leased sites of Univar are currently undergoing remediation efforts or are in the process of active review of the need for potential remedial efforts. Some of these efforts are being conducted pursuant to governmental proceedings or investigations, while Univar, with appropriate state or federal agency oversight and approval, is conducting others voluntarily.

At December 31, 2003 and 2002, accruals for environmental liabilities totaled $69.4 and $68.2, respectively. Cash expenditures during 2003 and 2002 for remedial, monitoring, and investigatory activities were $9.8 and $11.9, respectively. The level of annual expenditures will increase or decrease in the future as major components of planned remediation activities are completed. The precision of Univar's environmental estimates is affected by uncertainties such as developments at sites resulting from investigatory studies; the extent of required cleanup; the complexity of applicable government laws and regulations and their interpretations; the varying costs and effectiveness of alternative cleanup technologies and methods; the uncertainty concerning recovery of such costs from third parties which may be jointly liable; and the relative level of Univar's involvement at various sites at which the Company is allegedly associated. Univar periodically reviews the status of all significant existing or potential environmental issues and adjusts its accruals as new remediation requirements are defined, as information relevant to reasonable estimates to be made becomes available, and to reflect new and changing facts.

Derivative financial instruments

Gains and losses on transactions concluded to hedge future cash flows are recognized at the same time the corresponding cash flows are recognized.

Cash flow

The statement of cash flows is drawn up using the indirect method. Cash flows denominated in foreign currencies are translated at average exchange rates. The cash flows in the statement of cash flows are divided between operating activities, investing activities and financing activities.

Receipts and expenditures relating to interest, dividends received and income taxes are included under net cash flow from operating activities.

Acquisitions of group companies and equity participations are included under net cash flow from investing activities.

Dividend distributions are included under net cash flow from financing activities.

Earnings per share

Basic earnings per share is calculated by dividing the net profit for the year attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share is calculated by dividing the net profit attributable to ordinary shareholders (after deducting interest on the cumulative financing preference shares) by the weighted average number of ordinary shares outstanding during the year (adjusted for the effects of dilutive options and dilutive cumulative financing preference shares).

Segments

The Company operates in one business segment. Univar's operations and activities are in three main geographical areas: the United States of America, Europe and Canada.

Leases

Finance leases, which transfer to the Company substantially all the risks and benefits incidental to ownership of the leased item, are capitalized at the inception of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against income. Capitalized leased assets are depreciated over the shorter of the estimated useful life of the asset or the lease term. Leases where the lessor retains substantially all the risks and benefits of ownership of the asset are classified as operating leases. Operating lease payments are recognized as an expense in the income statement on a straight-line basis over the lease term.

Notes to the consolidated income statement

1 Net sales

The breakdown of net sales by geographical area is given under Segment information, Note 24.

2 Cost of goods sold

Cost of goods sold primarily relates to inventory sold and includes $76.2 of personnel costs relating to certain processing activities (2002: $74.6).

3 Personnel costs

	2003	2002
Wages and salaries	**$352.7**	$353.4
Social security charges	**44.4**	42.4
Pension and other post-employment charges	**41.9**	24.3
Total	**$439.0**	$420.1

For the remuneration of the Company directors, refer to Note 30 in the financial statements of Univar N.V.

On average, the group employed 6,808 staff in 2003 (2002: 6,929). The breakdown by region is provided in Segment information, Note 24.

Prior year amounts contain a reclassification of $6.6 which was recorded under Extraordinary results, refer to Note 8.

Movements in the number of the Company's employees

	2003	2002
January 1,	**6,877**	7,107
Movements owing to acquisitions/disposals	**39**	11
Other movements	**(130)**	(241)
December 31,	**6,786**	6,877

4 Depreciation and amortization

	2003	2002
Depreciation	**$46.1**	$47.7
Amortization	**18.2**	17.6
Total	**$64.3**	$65.3

5 Other operating expenses

Prior year amounts contain a reclassification amount of $4.5 which was recorded under Extraordinary results, refer to Note 8.

6 Financial results

Interest expense for 2003 was $34.4 (2002: $38.1), refer to Note 19.

7 Income taxes

Taxes on income amounted to $22.5 (2002: $32.9), and are detailed as follows:

	2003	2002
The Netherlands:		
Current tax charge/(benefit)	**$ (5.5)**	$ 4.1
Deferred tax charge/(benefit)	**(10.1)**	0.5
	$(15.6)	$ 4.6
Other countries:		
Current tax charge	**$ 34.8**	$14.9
Deferred tax charge	**3.3**	13.4
	$ 38.1	$28.3
Income tax expense	**$ 22.5**	$32.9

	2003		2002	
Taxes at weighted average statutory rate	**$26.2**	**39.3%**	$22.6	38.5%
Amortization of goodwill	**7.0**	**10.5**	6.1	10.4
Non-deductible expenses	**2.0**	**3.0**	2.0	3.4
Losses not subject to tax benefit	**0.5**	**0.8**	1.4	2.4
Use of capital loss carry forwards	**(0.8)**	**(1.3)**	-	-
Benefit of fiscal foreign exchange loss	**(10.9)**	**(16.3)**	-	-
Other	**(1.5)**	**(2.4)**	0.8	1.3
Income tax expense at effective rate	**$22.5**	**33.6%**	$32.9	56.0%

Movements in the net deferred tax assets and liabilities are as follows:

	2003	2002
Balance at January 1,	**$54.4**	$59.9
Current year provision	**6.8**	(13.9)
Reclassifications and adjustments	**5.1**	4.6
Exchange differences	**2.3**	3.8
Balance at December 31,	**$68.6**	$54.4

The provision for deferred tax assets and liabilities at December 31 can be broken down as follows:

	2003		2002	
	Deferred Tax Assets	**Deferred Tax Liabilities**	Deferred Tax Assets	Deferred Tax Liabilities
Tax loss carry forward	**$ 9.7**	**$ -**	$ -	$ -
Temporary differences	**127.2**	**68.3**	119.3	64.9
Balance at December 31,	**$136.9**	**$68.3**	$119.3	$64.9
Net deferred asset/liability	**$ 68.6**		$ 54.4	

The total benefit of available tax loss carry forward related to the fiscal group split, as discussed below, amounts to $40.6 of which $9.7 is recognized in the balance sheet.

On December 31, 2003 the Dutch Euro fiscal group was split into two new fiscal groups, one US-dollar denominated and the other Euro-denominated. This event resulted in crystallization of net foreign exchange losses for tax purposes amounting to $143.6. The related tax benefit is permanent, since there will be no foreign exchange gain or loss recognition for Profit and Loss statement purposes. Tax benefits of the net foreign exchange losses are recognized as the Company is able to realize them.

8 Exceptional items and extraordinary results after income taxes

During 2003 other operating expenses included $5.9 relating to a labor strike in the United States.

The amounts for 2002 relate to the reclassification of Extraordinary items to the following income statement line items.

	2002
Net sales	$ 7.6
Personnel costs	(6.6)
Other operating expenses	(4.5)
Income tax	1.6
Total	**$ (1.9)**

9 Dividend on cumulative financing preference shares

Represents the dividend payable from the cumulative financing preference shares.

10 Earnings per share

Earnings per share is calculated by dividing the Net income available to common shareholders by the weighted average number of outstanding shares. The weighted average number of outstanding shares for 2003 is 29,062,090 (2002: 29,096,414). For 2003, the effect for dilution relating to share option plans was 12,020 shares (2002: no dilution). There were no other dilutive instruments.

Notes to the consolidated balance sheet

11 *Intangible fixed assets*

Movements in this item were as follows:

	2003	2002
Net book value at January 1,	**$325.1**	$321.9
Movements:		
Goodwill acquired	**4.7**	8.2
Amortization	**(18.2)**	(17.6)
Exchange differences	**14.0**	12.6
Net book value at December 31,	**$325.6**	$325.1
Cost	**$381.5**	$360.7
Accumulated amortization	**(55.9)**	(35.6)
Net book value at December 31,	**$325.6**	$325.1

The total balance of intangible fixed assets is comprised of goodwill. The goodwill relates primarily to the 2001 acquisition of Ellis & Everard and is being amortized over 20 years.

12 Tangible fixed assets

Movements in net book value for this item were as follows:

	Land and buildings	Tank farms	Machinery, equipment, and other	Work under construction	**Total**
Balance at January 1, 2003	$306.9	$72.4	$76.1	$2.4	**$457.8**
Movements:					
Additions	3.0	1.6	12.8	19.6	**37.0**
Reclassification	2.2	5.4	7.2	(14.8)	**-**
Business acquisitions	-	-	1.9	-	**1.9**
Disposals/deconsolidations	(10.7)	(1.4)	0.6	(0.4)	**(11.9)**
Depreciation	(12.1)	(10.0)	(24.0)	-	**(46.1)**
Exchange differences	17.1	3.2	6.9	0.3	**27.5**
Balance at December 31, 2003	$306.4	$71.2	$81.5	$7.1	**$466.2**
Cost	$387.6	$123.6	$253.4	$7.1	**$771.7**
Accumulated depreciation	(81.2)	(52.4)	(171.9)	-	**(305.5)**
Balance at December 31, 2003	$306.4	$71.2	$81.5	$7.1	**$466.2**

Assets amounting to $1.7 were pledged to secure short-term borrowings (2002: $7.2).

13 Inventories

Inventories consist primarily of goods held for resale. At December 31, 2003 there was a provision of $8.0 for slow-moving and obsolete inventory (2002: $8.6).

14 Accounts receivable

Accounts receivable are stated net of a provision for doubtful debtors. At December 31, 2003 there was $1.1 of accounts receivable pledged to secure short-term credit (2002: $0).

15 Other receivables and prepaid expenses

	2003	2002
Other receivables	**$ 51.9**	$ 47.4
Current tax receivable	**22.4**	35.3
Other tax receivable	**9.7**	8.7
Pensions	**5.3**	3.3
Prepaid expenses	**9.9**	9.7
Deferred tax assets	**136.9**	119.8
Total	**$236.1**	$224.2

Included in the above are amounts of $130.1 relating primarily to deferred tax assets greater than one year (2002: $91.3).

16 Cash and cash equivalents

	2003	2002
Cash/bank	**$51.4**	$56.4
Deposits	**14.5**	19.8
Total	**$65.9**	$76.2

Cash at bank and on hand earns interest at floating rates based on daily bank deposit rates. Short-term deposits are made for varying periods of between one day and one month depending on the immediate cash requirements of the group, and earn interest at the respective short-term deposit rates. At December 31, 2003 there was $1.8 of cash pledged to collateralize letters of credit (2002: $0).

17 Amounts owed to banks

Amounts owed to banks relates to loans under the Company's bank credit facilities, refer to Note 19; the information on derivatives is disclosed separately in Note 20 on Financial instruments.

18 Trade accounts and other accounts payable

	2003	2002
Trade payables	**$544.2**	$535.7
Income taxes payable	**26.0**	29.6
Other taxes payable	**17.4**	14.0
Accrued payroll taxes & social security	**8.7**	11.8
Pension liabilities	**5.6**	1.3
Other payables	**40.7**	33.4
Accruals	**69.0**	94.8
Total	**$711.6**	$720.6

Included in the above are amounts of $12.3 relating to items payable greater than one year (2002: $6.5).

19 Long-term debt

	Carrying value		Due after 5 years		Average interest rates		Average term in years	
	2003	2002	**2003**	2002	**2003**	2002	**2003**	2002
Bank loans	**$456.2**	$402.8	**$ -**	$ -	**5.3%**	7.8%	**1.5**	2.5
Other loans	**3.4**	3.5	**0.1**	0.1	**5.2%**	13.0%	**3.2**	3.0
Current portion	**(2.4)**	(3.2)	**-**	-				
Total	**$457.2**	$403.1	**$0.1**	$0.1				
Weighted average					**5.3%**	7.8%	**1.5**	2.5

Movements in long-term debt were as follows:

	2003	2002
Balance at January 1,	**$403.1**	$358.4
Movements:		
New loans	**240.1**	399.4
Repayments	**(226.1)**	(396.5)
Movement in current portion of long-term debt	**(0.2)**	(3.2)
Exchange differences	**40.3**	45.0
Balance at December 31,	**$457.2**	$403.1

In 2002, Univar entered into a €750 million syndicated credit facility which provided for floating loans of various maturities and currencies. This facility was amended in December 2002 and reduced to €660 million. The facility consists of two tranches: Tranche A (€132 million, originally €150 million) which matured on June 13, 2003; and Tranche B (€528 million, originally €600 million) maturing on June 14, 2005. At maturity of Tranche A, the Company had the right to request an extension of 364 days. Tranche A was extended for an additional 364 days and will mature June 11, 2004. The Company may request an additional extension of 364 days. At December 31, 2003, there were no amounts outstanding under Tranche A.

The following were the advances outstanding under Tranche B of this facility:

	2003	2002
US dollar ($)	**150.0**	75.0
Euro (€)	**85.0**	25.0
British pound (GBP)	**90.0**	165.0
Canadian dollar (CAD)	**50.0**	50.0

The debt covenant requirements as defined in this facility are:

- The ratio of the net debt (which includes long-term debt, amounts owed to banks, current portion of long-term debt less cash and cash equivalents) to EBITDA at December 31, 2003 and at each subsequent semi-annual reporting date must not exceed 3.0:1. At year-end 2003, the ratio was 2.5:1.
- The ratio of EBITDA to interest must not be less than 4.0:1. At year-end 2003, the ratio was 5.1:1.
- Tangible net worth must not be less than $275 million. At December 31, 2003, the Company was in compliance with this requirement.

Certain restrictions apply to this facility, including a negative pledge, which applies to all members of the Univar group, and pari passu provisions. A number of major subsidiaries have provided guarantees regarding compliance with the commitments under the terms of this credit facility. In addition, the facility mandated that by August 31, 2002 Univar enter into at least €300 million of fixed-for-floating interest rate swaps. See Univar N.V. Information.

Breakdown of all loans by currency in millions:

	Local Currency		US Dollars	
	2003	2002	**2003**	2002
US dollar ($)	**150.9**	75.3	**$150.9**	$75.3
Euro (€)	**85.0**	25.0	**106.9**	26.3
British pound (GBP)	**90.0**	165.0	**160.7**	265.9
Canadian dollar (CAD)	**50.0**	50.0	**38.7**	31.7
Swedish kronas (SEK)	**-**	34.5	**-**	3.9
			$457.2	$403.1

Based on interest rate swap contracts, and the applicable credit margins, the effective interest rate for the long-term loans at December 31, 2003 amounted to 5.0% (2002: 6.5%).

20 Financial instruments not recognized on the balance sheet

The market value of forward exchange contracts reflects the unrealized result of revaluing the contracts at foreign exchange rates prevailing at the balance sheet date.

The market value of interest rate swaps and forward currency purchase contracts is estimated on the basis of mark-to-market statements provided at the end of the fiscal year by the banks concerned.

The table below shows the market value and the notional value of the financial instruments not recognized in the balance sheet at December 31, 2003.

	Market value		Notional value*	
	2003	2002	**2003**	2002
Cross currency swaps	**$ -**	$ -	**$ 26.4**	$ -
Interest rate swaps (from floating to fixed)	**(5.9)**	(11.0)	**339.2**	312.3
Currency purchase contracts	**(0.5)**	(0.1)	**20.2**	8.0
Total	**$(6.4)**	$(11.1)	**$385.8**	$320.3

* The notional value shows the principal value underlying position but provides no information on the cost or market value of the instrument.

Breakdown of interest rate swap contracts by currency:

	Principal amount (US $ millions)		Weighted average fixed swap Interest rate		Weighted average term in years	
	2003	2002	**2003**	2002	**2003**	2002
US dollar ($)	**135.0**	75.0	**4.38%**	6.11%	**1.0**	2.0
Euro (€)	**4.8**	4.0	**4.75%**	4.75%	**-**	1.0
Canadian dollar (CAD)	**38.7**	31.6	**5.25%**	5.25%	**0.1**	1.1
British pound (GBP)	**160.7**	201.7	**4.76%**	4.76%	**1.5**	2.5

21 Provisions

Movements in this item were as follows:

	Pensions	Post-retirement other than pensions	Other pension plans	Deferred taxes	Environ-mental	Other	**Total**
Balance at January 1, 2003	$86.1	$27.0	$7.1	$65.1	$68.2	$24.8	**$278.3**
Movements:							
Additions	33.3	5.3	3.3	2.3	7.4	1.5	**53.1**
Business acquisitions	-	-	-	-	1.1	-	**1.1**
Withdrawals/other	-	-	-	-	-	(5.7)	**(5.7)**
Payments	(26.1)	(0.9)	(3.8)	(0.3)	(9.8)	(5.5)	**(46.4)**
Exchange differences	4.7	-	1.0	1.2	2.5	3.5	**12.9**
Balance at December 31, 2003	$98.0	$31.4	$7.6	$68.3	$69.4	$18.6	**$293.3**

The provisions are primarily of a long-term nature.

22 Employee benefits

	2003	2002
Present value of unfunded obligations	**$ 85.4**	$ 65.0
Present value of funded obligations	**537.4**	439.7
Fair value of plan assets	**(353.7)**	(263.1)
Present value of net obligations	**$ 269.1**	$ 241.6
Unrecognized actuarial results	**(139.7)**	(128.5)
Recognized liability for defined benefit obligations	**$ 129.4**	$ 113.1
Liability for long-service leave	**-**	-

Liability for defined benefit obligations
Univar makes contributions to 11 company-sponsored defined benefit plans that provide pension benefits for employees upon retirement.

Movements in the net liability recognized in the balance sheet	2003	2002
Net liability at January 1,	**$ 113.1**	$ 109.2
Contributions paid	**(27.0)**	(18.7)
Expense recognized in the income statement	**38.6**	20.8
Exchange difference	**4.7**	1.8
Net liability at December 31,	**$ 129.4**	$ 113.1

Expense recognized in the income statement	2003	2002
Current service costs	**$ 22.1**	$ 18.2
Interest on obligation	**31.5**	27.7
Recognized actuarial gains/losses	**6.3**	-
Expected return on plan assets and other	**(21.3)**	(25.1)
	$ 38.6	$ 20.8

The expense is recognized in the following line items in the income statement:

	2003	2002
Cost of goods sold	**$ 6.7**	$ 3.4
Personnel costs	**31.9**	17.4
	$ 38.6	$ 20.8
Actual return on plan assets	**$ 56.8**	$ (45.5)

Liability for defined benefit obligations
Principal actuarial assumptions for the year ended December 31, (expressed as weighted averages)

	2003	2002
Discount rate at December 31,	**5.9%**	6.2%
Expected return on plan assets at January 1,	**7.9%**	8.4%
Future salary increases	**4.6%**	4.7%
Future pension increases	**2.4%**	2.4%

For measurement purposes, an 8% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2003. In 2004, the rate is assumed to be 12% for the year.

23 Stockholders' equity

A breakdown of Stockholders' equity is included in the Notes to the financial statements of Univar N.V. Refer to Note 28 in the financial statements of Univar N.V.

24 Segment information / Breakdown by geographic area

	2003					2002				
	US	Canada	Europe	Other	Total	US	Canada	Europe	Other	Total
Income statement										
Net sales	$ 2,356.9	$ 737.7	$ 1,622.8	$ -	**$ 4,717.4**	$ 2,345.9	$ 587.9	$ 1,486.7	$ -	$ 4,420.5
Depreciation & amortization	$ 34.1	$ 3.9	$ 26.0	$ 0.3	**$ 64.3**	$ 35.7	$ 3.6	$ 26.0	$ -	$ 65.3
Group operating income	$ 37.7	$ 42.9	$ 23.7	$ (5.5)	**$ 98.8**	$ 39.6	$ 34.0	$ 25.0	$ (9.3)	$ 89.3
Balance sheet										
Intangible fixed assets	$ 189.9	$ 5.6	$ 130.1	$ -	**$ 325.6**	$ 201.1	$ 4.8	$ 119.2	$ -	$ 325.1
Tangible fixed assets	277.6	67.2	118.8	2.6	**466.2**	294.7	53.9	108.7	0.5	$ 457.8
Other assets	570.6	202.4	639.2	(11.3)	**1,400.9**	579.5	159.8	544.0	20.8	$ 1,304.1
Total assets	$ 1,038.1	$ 275.2	$ 888.1	$ (8.7)	**$ 2,192.7**	$ 1,075.3	$ 218.5	$ 771.9	$ 21.3	$ 2,087.0
Liabilities	$ 852.3	$ 155.7	$ 889.6	$ (413.8)	**$ 1,483.8**	$ 897.0	$ 144.4	$ 863.7	$ (453.4)	$ 1,451.7
Total investments fixed assets	$ 13.2	$ 4.9	$ 22.8	$ 1.2	**$ 42.1**	$ 31.1	$ 7.7	$ 11.6	$ 0.6	$ 51.0
Average number of employees	3,469	746	2,575	18	**6,808**	3,595	707	2,618	9	6,929

25 Off-balance sheet commitments

Commitments not shown on the balance sheet
The Company had no investment commitments at the end of 2003 (2002: $6.5). Rental and lease commitments at the end of 2003, relating mainly to land and buildings, amounted to $156.3 (2002: $140.3).

Breakdown of annual rental and lease commitments

2004	$42.9
2005	$34.0
2006	$22.5
2007	$12.8
2008	$ 8.0
After 2009	$36.1

26 Contingent liabilities

Guarantees and security provided on behalf of equity participations and third parties amounted to $0.5 at December 31, 2003 (2002: $1.3).

Univar was split off from Vopak at the end of June 2002 by means of a legal split-off (juridische splitsing) under Dutch law. Effective as of the split-off, Univar and Vopak became independent publicly-traded companies. Pursuant to section 2:334t of the Dutch Civil Code, Univar is liable on a joint and several basis for certain Vopak obligations. This liability applies to obligations arising under contract as well as to obligations arising under statute (tax liabilities, environmental liabilities and other tortious liabilities for example). Any such liability is a contingent liability. Furthermore, if an obligation of Vopak under Dutch law qualifies as an obligation which can be split (deelbare verbintenis), Univar's contingent liability will be limited to the value of the assets and liabilities it acquired in the split-off. If the obligation cannot be split (ondeelbare verbintenis), Univar is contingently liable for the entire obligation. A number of Vopak creditors entered into release agreements releasing Univar from any obligations of Vopak to the creditor for which Univar would be liable pursuant to section 2:334t. Vopak and Univar entered into an indemnity agreement whereby both parties indemnify the other party from liabilities arising from the activities of the indemnifying party. Univar is the beneficiary of a standby irrevocable letter of credit originally in the amount of approximately €200 million guaranteeing Vopak's payment for liabilities under the indemnity agreement. At December 31, 2003 the current amount of the letter of credit was approximately €98 million, reflecting the decrease in Vopak's liabilities.

In the ordinary course of its business, Univar is subject to claims from time to time. The liabilities for injuries to persons or property are typically covered by liability insurance, and the deductible and self-insured portions of these liabilities, where applicable, have been accrued in the consolidated financial statements. Univar is not aware of any litigation or arbitration proceedings that are likely to have a material adverse effect on the financial position of Univar, nor is Univar aware of any such proceedings that are pending or threatened.

Univar USA Inc. is defending approximately 50 lawsuits with approximately 16,600 plaintiffs filed in the state of Mississippi alleging personal injury resulting from exposure to asbestos. Univar USA Inc. is defending the lawsuits as a result of an indemnification agreement in its 1986 purchase of McKesson Chemical Company ("MCC") from McKesson Corporation. The first lawsuit was tendered to Univar USA Inc. in early 2002 with the vast majority of the claims arising in the latter part of 2002. For a number of reasons, including the facts that MCC did not manufacture asbestos or asbestos-containing products and that MCC's distribution of asbestos was to a limited number of customers, Univar USA Inc. expects large numbers of cases to be dismissed or otherwise resolved with minimal payments. Univar USA Inc. is investigating insurance coverage. Since it is unclear which plaintiffs, if any, may have valid claims against MCC and what Univar's financial responsibility net of insurance may be for such claims, no provision has been made for obligations, if any, resulting from the lawsuits.

The Company is subject to a variety of environmental laws and regulations and faces exposure from actual or potential claims and legal proceedings involving environmental matters. In addition to the remediation activities at owned and formerly-owned facilities described under Environmental obligations, Univar or related entities have been contacted by various governmental agencies regarding potential liability for a share of the cost of clean-up of independent waste disposal or recycling sites with alleged or confirmed contaminated soil and/or groundwater to which Univar or related entities may have taken waste products. With regard to many of these sites, the Company has denied liability because of an absence of any connection between Univar or related entities and the waste disposal or recycling site. The Company believes there are approximately 19 sites for which the Company may be liable for a share of the cost of clean up. At those sites, which show some alleged evidence of an association between Univar or related entities and the waste disposal or recycling site, the Company is considered a de minimis, or small quantity, "potentially responsible party." Univar's estimate of the probable liability for the remediation of independent waste disposal sites is $3.0, and is included in the environmental accrual. Possible costs for these sites could range up to $5.9.

Although the Company believes adequate accruals have been provided for environmental contingencies, it is possible, due to the uncertainties previously noted, that additional accruals could be required in the future that could have a material effect on the results of operations in a particular period.

Univar N.V. Information

Financial instruments

General

Exposure to credit, interest rate and currency risk arises in the normal course of business activities. Univar makes use of various financial instruments in accordance with a financial policy approved by the management. Derivative financial instruments are used to reduce exposure to fluctuations in foreign exchange rates and interest rates. While these are subject to the risk of market rates changing subsequent to acquisition, such changes are generally offset by opposite effects on the items being hedged.

Credit risk

Management has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis. Credit evaluations are performed on all customers requesting credit over a certain amount. Univar does not require collateral with respect to financial assets.

Investments, if any, are only in liquid securities and only with counterparties that have a credit rating equal to or better than the Company. Transactions involving derivative financial instruments are with counterparties with whom Univar has a signed netting agreement as well as high credit ratings. Given their high credit ratings, management does not expect any counterparty to fail to meet its obligations.

At the balance sheet date there were no significant concentrations of credit risk. The maximum exposure to credit risk is represented by the carrying amount of each financial asset, including derivative financial instruments, on the balance sheet.

Interest rate risk

Under the terms of the €750 million credit facility, Univar was required to enter into at least €300 million of fixed-for-floating interest rate swaps no later than August 31, 2002. As of that date, Univar had in place swap agreements totaling €303.5 million. Interest rate swaps, denominated in US dollars, Canadian dollars, Euros and British pounds, have been entered into to meet this requirement. The swaps mature over two years following the maturity of the related loans and have swap rates ranging from 2.21 percent to 6.66 percent. At December 31, 2003 Univar had interest rate swaps with a contract amount of $339.2 million.

Currency risk

Univar may be adversely affected by foreign exchange rate fluctuations. Due to the multinational nature of its business, substantial portions of Univar's revenues and expenses are denominated in currencies other than the US dollar, the currency in which its financial statements are expressed. Fluctuations in exchange rates between such currencies and the US dollar could significantly affect Univar's reported results from year to year.

In addition, there are certain situations where Univar incurs costs in currencies other than those in which revenues are earned; however, because of the nature of Univar's business, these exposures are typically of short duration and not material to the overall results of the Company. In any event, such transactions are routinely hedged.

In accordance with Univar's currency policy, all net transaction positions are routinely hedged against currency risks by using foreign exchange forward contracts. The Company has not used derivative instruments to hedge the translation risk related to equity, intercompany loans of a permanent nature, or earnings of foreign subsidiaries.

Financial instruments recognized on the balance sheet

The financial instruments recognized under assets and liabilities include cash and cash equivalents, current and long-term receivables, payables and debts. The estimated market value of these instruments at December 31, 2003 approximates their book value.

Financial Statements

Company's income statement

The Company's income statement has been prepared in accordance with section 2:402 of the Dutch Civil Code.

(in US $ millions)	2003	2002
Income from group companies after income taxes	20.1	14.9
Other income after income taxes	24.3	11.0
Net income	44.4	25.9
Dividend on cumulative financing preference shares	2.2	1.7
Net income available to common shareholders	42.2	24.2

Company's balance sheet, before proposed distribution of net income to holders of common shares

(in US $ millions)	Note	2003	2002
Financial fixed assets	27	852.2	640.9
Total fixed assets		852.2	640.9
Other receivables		15.0	0.1
Cash		-	6.1
Total current assets		15.0	6.2
Dividend on cumulative financing preference shares		2.4	1.9
Other current liabilities		6.1	10.0
Total current liabilities		8.5	11.9
Current assets less current liabilities		6.5	(5.7)
Total assets less current liabilities		858.7	635.2
Long-term debt		150.0	-
Share capital		53.6	44.8
Share premium		572.1	573.2
Currency translation reserve		22.8	(7.0)
Undistributed profit for the year		42.2	24.2
Other reserves		18.0	-
Stockholders' equity	28	708.7	635.2
Total		858.7	635.2

Notes to the financial statements

All amounts are in millions of US dollars, unless stated otherwise.

Accounting policies
Group companies are carried at net asset value.

The other accounting policies are the same as those used for the consolidated financial statements.

27 Financial fixed assets

	Group companies	Loans to group companies	**Total**
Balance at January 1, 2003	$(27.9)	$668.8	**$640.9**
Movements:			
Investments, including acquisitions and advances	-	157.9	**157.9**
Disposals, repayments	(1.3)	(4.3)	**(5.6)**
Exchange differences	27.2	11.7	**38.9**
Net income	20.1	-	**20.1**
Balance at December 31, 2003	$ 18.1	$ 834.1	**$ 852.2**

Negative values of group companies are offset against loans to the group company on an individual basis.

In accordance with section 2:379, Book 2, of the Dutch Civil Code, a list of the principal group companies has been filed with the Company Registry in Rotterdam for inspection. The list also includes the information required under section 2:414 of the Dutch Civil Code.

28 Stockholders' equity

The Company's authorized capital stock amounts to €120 million, divided into 40,000,000 common shares, 20,000,000 cumulative financing preference shares and 60,000,000 cumulative preference shares, all at €1.00 par value at December 31, 2003.

The issued share capital at December 31, 2003 consisted of 29,963,986 common shares, of which 970,543 common shares and one sub-share were purchased for account to the current option plan, and 12,700,000 cumulative financing preference shares. The issued share capital with respect to common and cumulative financing preference shares has been converted to US dollars at the exchange rate prevailing at the balance sheet date, €/$1.258 as of December 31, 2003 (€/$1.050 as of December 31, 2002).

At incorporation, 90,000 common shares with a par value of €0.50 were issued and subsequently converted into 45,000 common shares with a par value of €1.00 of a special class. These shares were cancelled on October 9, 2002.

Each year, a dividend is distributed to the holders of depositary receipts for cumulative financing preference shares. The dividend on the cumulative financing preference shares is fixed for 2003 and 2004 at 6.74%. The dividend percentage for the Univar Finpref Shares series 1 and series 2 will be reset for the first time on January 1, 2005, and after this reset every five years. This reset will be based on the average effective 5-year euro-denominated swap rate, calculated over 5 days preceding the first reset date, as published on Reuters Telerate page 42281 (or a page replacing this), in the column "mean" at 11 hours Brussels time, increased by a maximum of 3.5 percent, as determined by the Executive Board upon approval of the Supervisory Board.

After the split-off became effective, Univar acquired 867,572 common shares from Stichting Parkeeraandelen Vopak under title of purchase and sale subject to delivery taking place on the suspensive condition of the adoption of the financial statements of Univar, from which sufficient freely distributable reserves are available to allow for such acquisition.

In September 2003, Univar purchased 102,971 common shares at an average price of €9.61 on the open market. These shares are held as treasury shares to support the employee stock option program.

Movements in Stockholders' equity were as follows:

	Common shares	Cumulative financing preference shares	Share premium	Currency translation reserve	Undistributed earnings	Total stockholders' equity
Balance at January 1, 2002	$26.5	$11.2	$564.8	$ -	$ -	**$602.5**
Movements:						
Addition from income	-	-	-	-	25.9	**25.9**
Translation differences on the net investment in foreign group companies	-	-	-	8.7	-	**8.7**
Currency translation difference	5.0	2.1	8.4	(15.5)	-	-
Preferred dividend	-	-	-	(0.2)	(1.7)	**(1.9)**
Balance at January 1, 2003	$31.5	$13.3	$573.2	$(7.0)	$24.2	**$635.2**
Movements:						
Addition from income	-	-	-	-	44.4	**44.4**
Translation differences on the net investment in foreign group companies	-	-	-	38.9	-	**38.9**
Treasury shares	-	-	(1.1)	-	-	**(1.1)**
Currency translation difference	6.2	2.6	-	(8.8)	-	-
Preferred dividend	-	-	-	(0.2)	(2.2)	**(2.4)**
Common dividend	-	-	-	(0.1)	(6.2)	**(6.3)**
Balance at December 31, 2003	$37.7	$15.9	$572.1	$22.8	$60.2	**$708.7**

Under the Articles of Association of Univar, holders of cumulative financing preference shares are entitled to the paid-in share premium amounting to €16.1 ($20.3) at December 31, 2003.

The currency translation reserve is a legal non-distributable reserve.

29 Option rights

Due to the split-off from Vopak, the exercise prices of certain options granted in previous years were adjusted as follows:

Term	Year of options	Original exercise price in €	Recalculated exercise price in € Univar	Vopak
till Oct 9, 2003	1998	18.88	9.52	14.10
till Mar 1, 2005	2000	24.70	12.46	18.45
till Nov 10, 2006	2001	16.73	8.44	12.49

Options are awarded to certain Company executives based on their position and responsibilities, pursuant to an option plan adopted each year. The Company hedges options granted by acquiring the equivalent number of treasury shares. The options have a term of five or seven years from the year of grant. The option holder can exercise the rights during certain exercise periods, subject to observance of a specific model code.

For the options granted in 1998, 2000 and 2001, each option holder on exercising the option is entitled to half a Univar share and one Vopak share. Exercising the right to both shares must take place simultaneously.

Conditional employee stock options can be exercised three years after being granted. Under the conditional options granted in 2003, the Company's share price at exercise must be at least twice the price at the time the options were granted.

Breakdown of option rights granted:

Term	Year of options	Options granted	Exercise price in €	Outstanding rights at December 31, 2003	2002
Unconditional options					
till Oct 9, 2003	1998	150,000	9.52	-	119,438
till Oct 29, 2003	1998	201,000	10.00	-	155,105
		351,000		-	274,543
Conditional options					
till Mar 1, 2005	2000	428,500	12.46	**327,000**	384,000
till Nov 10, 2006	2001	20,000	8.44	**20,000**	20,000
till May 22, 2010	2003	292,000	7.60	**282,000**	-
		740,500		**629,000**	404,000
Total		**1,091,500**		**629,000**	678,543

The number of unconditional options expiring or forfeited in 2003 was 274,543; the corresponding number of conditional options was 67,000. In 2003, no options were exercised.

Breakdown of option rights granted to Gary Pruitt:

Term	Year of options	Options granted	Exercise price in €	Outstanding rights at December 31, 2003	2002
Unconditional options					
till Oct 9, 2003	1998	2,000	9.52	-	2,000
		2,000		-	2,000
Conditional options					
till Mar 1, 2005	2000	4,000	12.46	**4,000**	4,000
till Nov 10, 2006	2001	20,000	8.44	**20,000**	20,000
till May 22, 2010	2003	70,000	7.60	**70,000**	-
		94,000		**94,000**	24,000
Total		**96,000**		**94,000**	26,000

In 2003, Mr. Pruitt exercised 0 options.

Breakdown of option rights granted to Jan Holsboer:

Term	Year of options	Options granted	Exercise price in €	Outstanding rights at December 31, 2003	2002
Conditional options					
till May 22, 2010	2003	**7,000**	7.60	**7,000**	-
Total		**7,000**		**7,000**	-

In 2003, Mr. Holsboer exercised 0 options.

Breakdown of option rights granted to Paul Runderkamp:

Term	Year of options	Options granted	Exercise price in €	Outstanding rights at December 31, 2003	2002
Unconditional options					
till Oct 29, 2003	1998	**5,025**	10.00	-	5,025
Conditional options					
till Mar 1, 2005	2000	**4,000**	12.46	**4,000**	4,000
Total		**9,025**		**4,000**	9,025

In 2003, Mr. Runderkamp exercised 0 options.

30 Remuneration of Executive and Supervisory Directors

The 2003 total remuneration paid to current and former Executive Directors amounted to $1.6 (2002: $1.4) as follows:

(in US $ Thousands)	Salaries	Bonus	Pensions	Allowance	**Total 2003**	Total 2002
G. E. Pruitt	808.8	519.4	140.3	-	**1,468.5**	1,394.0
J. H. Holsboer*	78.9	55.0	12.3	1.5	**147.7**	-
P. M. Runderkamp**	-	-	-	-	-	-
Total	**887.7**	**574.4**	**152.6**	**1.5**	**1,616.2**	1,394.0

* Mr. Holsboer was elected by the Annual General Meeting on April 25, 2003.
** Mr. Runderkamp resigned as director on April 25, 2003.

The members of the Executive Board are entitled to variable compensation consisting of an annual performance bonus and stock options. Executive Board Chairman Mr. Pruitt is eligible for an annual performance bonus. The formula used to calculate this bonus was pre-determined by the Board and was selected as a measurable indicator of performance that is influenced by the management of the company. The Board may adjust the bonus payout up or down, but not to exceed the maximum amount, to assure the payout reflects Mr. Pruitt's personal performance and non-financial objectives achieved. Mr. Holsboer is eligible for an annual performance bonus on a similar basis. For 2003 the anticipated bonus is $0.6.

No loans, advances or guarantees have been issued to members of the Executive Board.

The total remuneration of the members of the Supervisory Board consists of a remuneration component and a fixed expense allowance. The Board members receive no profit-related bonuses or options. Members of the various committees receive no additional allowances.

The total 2003 remuneration paid to the Supervisory Board was as follows:

(in US $ thousands)	Remuneration	Allowance	Total
H. de Ruiter	39.7	5.5	45.2
Y. Bobillier	31.6	5.5	37.1
G. J. Sharman	31.6	5.5	37.1
M. van der Vorm	31.6	5.5	37.1
P. H. Vogtländer	31.6	5.5	37.1
Total	**166.1**	**27.5**	**193.6**

For 2003, the total remuneration paid to Supervisory Board members was $0.2 (2002: $0.1).

At December 31, 2003 Executive and Supervisory Board members held no shares. In addition, Supervisory Board members held no options at December 31, 2003 or at December 31, 2002. No loans, advances or guarantees have been issued to members of the Supervisory Board.

There were 77,000 option rights granted to Executive Board members in 2003.

31 Off-balance-sheet commitments

Univar N.V. is the head of a tax fiscal unity with nearly all Dutch wholly-owned group companies.

The €750 million credit facility was originally cross-guaranteed by Univar N.V., Univar Worldwide BV, Univar Inc., Univar USA Inc., and Univar UK Ltd. On December 22, 2003 Univar Europe Holdings BV completed an Accession Agreement and Guarantee and became a participant to, and guarantor of, the Credit Facility. At December 31, 2003 there was $456.3 million outstanding under this facility. Guarantees and security provided by Univar N.V. on behalf of equity participations and third parties amounted to $0.5 at December 31, 2003 (2002: $1.3).

Univar was split off from Vopak at the end of June 2002 by means of a legal split-off (juridische splitsing) under Dutch law. Effective at the split-off, Univar and Vopak became independent publicly-traded companies. Pursuant to section 2:334t of the Dutch Civil Code, Univar is liable on a joint and several basis for certain Vopak obligations. This liability applies to obligations arising under contract as well as to obligations arising under statute (tax liabilities, environmental liabilities and other tortious liabilities for example). Any such liability is a contingent liability. Furthermore, if an obligation of Vopak under Dutch law qualifies as an obligation which can be split (deelbare verbintenis), Univar's contingent liability will be limited to the value of the assets and liabilities it acquired in the split-off. If the obligation cannot be split (ondeelbare verbintenis), Univar is contingently liable for the

entire obligation. A number of Vopak creditors entered into release agreements releasing Univar from any obligations of Vopak to the creditor for which Univar would be liable pursuant to section 2:334t. Vopak and Univar entered into an indemnity agreement whereby both parties indemnify the other party from liabilities arising from the activities of the indemnifying party.

Rotterdam, March 11, 2004

The Executive Board
G. E. Pruitt, Chairman
J. H. Holsboer

The Supervisory Board
H. de Ruiter, Chairman
Y. Bobillier
G. J. Sharman
M. van der Vorm
P. H. Vogtländer

Other Information

Auditors' report

Introduction
We have audited the financial statements of Univar N.V. in Rotterdam for the year 2003. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

Scope
We conducted our audit in accordance with auditing standards generally accepted in the Netherlands. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Opinion
In our opinion, the financial statements give a true and fair view of the financial position of the company at December 31, 2003 and of the results for the year then ended in accordance with accounting principles generally accepted in the Netherlands, and comply with the financial reporting requirements included in Part 9 of Book 2 of the Netherlands Civil Code.

Rotterdam, March 11, 2004

Ernst & Young Accountants

Articles of Association provisions governing the distribution of net income

Article 27 (paragraphs 7 and 8) of the Articles of Association of Univar N.V.:

7. Such amounts of the profit remaining after the application of the preceding paragraphs, will be reserved as the Executive Board determines subject to the approval of the Supervisory Board. Insofar as such profit is not reserved by the application of the preceding sentence, it is at the free disposal of the General Meeting, on the understanding that no further dividends will be paid out on the preference shares and the financing preference shares.

8. Dividends become payable within four weeks of the date of being determined, unless the General Meeting appoints some other date therefore following a proposal of the Executive Board.

Proposed distribution of net income

The dividend on cumulative financing preference shares amounts to €1.9 million. It will be proposed at the Annual General Meeting that a cash dividend will be distributed of €8.4 million ($10.5 million, based on the December 31, 2003 exchange rate) representing €0.29 ($0.36 based on the December 31, 2003 exchange rate) per depository receipt of common share of €1.00 par value. It will also be proposed to add the remaining profit after dividend distribution to the other reserves.

Provided that the Annual General Meeting approves the income statement, balance sheet, dividend and distribution proposal, the total distribution will be made payable on May 19, 2004.

Univar Foundation (Stichting Univar)

The objective of the Univar Foundation, established in Rotterdam, is to further the interests of Univar and of the enterprise maintained by it and its group companies, in such a way that the interests of the Company, of this enterprise and of all those concerned therewith are safeguarded in the best possible manner. Also, to resist to the maximum extent possible influences

which may harm the independence and/or continuity and/or identity of Univar and this enterprise to the detriment of these interests, and to do anything which is related to the foregoing or may be conducive thereto.

The Univar Foundation Board is currently made up as follows:
Mr. H. de Ruijter;
Mr. C. J. Oort;
Mr. R. E. Selman;
Mr. A. P. Timmermans;
Mr. W. E. de Vin (Chairman).

The Company and the Univar Foundation entered into a Preference Share Call Option Agreement for the Company's cumulative preference shares. Under this agreement, the Univar Foundation will have the right to call for the issue of cumulative preference shares issued by the Company, nominal value of €1.00 per share. The subscription of cumulative preference shares will take place at par, against payment of 25% of the nominal value, up to a maximum number of 100% of the share capital issued and outstanding in the form of the Company common and cumulative financing preference shares at the time the option is exercised, less the par value of one common share. The Univar Foundation entered into a Standby Facility Agreement to provide a source of funds to pay for the cumulative preference shares. The issuance of the cumulative preference shares could delay or deter proposals to acquire the Company's or other transactions that might result in a change of control.

The Univar Foundation is authorized to exercise the option if in its judgment this is desired to achieve its objectives.

Rotterdam, March 11, 2004

Statement of independence

The Executive Board of Univar N.V. and the Board of the Univar Foundation hereby declare that, in their joint opinion, the requirements of Appendix X of the Listing Regulations of the Euronext N.V. Amsterdam have been satisfied with respect to the independence of the directors of Univar.

Rotterdam, March 11, 2004

Stichting Administratiekantoor Financieringspreferente Aandelen Univar

Stichting Administratiekantoor Financieringspreferente Aandelen Univar was established in Rotterdam on June 29, 2002 in connection with the split-off of Stichting Administratiekantoor Financieringspreferente Aandelen Vopak. Stichting Administratiekantoor Financieringspreferente Aandelen Univar is the holder of 12,700,000 registered cumulative financing preference shares with a nominal value of €1.00 each. Depositary receipts were issued against these cumulative financing preference shares for an equal nominal amount.

The Board of Directors consists of the following members:
Mr. H. de Ruiter
Mr. G. E. Pruitt
Mr. L. P. E. M. van den Boom
Mr. H. J. Baeten
Mr. G. J. Tammes (Chairman)

Rotterdam, March 11, 2004

Information on the Executive Board members

Mr. G. E. Pruitt (Chairman)

Nationality	: American
Year of birth	: 1950
Previous important positions held	: Chairman of the Executive Board, Koninklijke Vopak N.V. Member of the Executive Board, Koninklijke Vopak N.V. Chief Financial Officer, Vopak North America Inc.
Supervisory Board Memberships	: none
Number of Univar shares held	: none
Appointed	: April 24, 2002

Mr. J. H. Holsboer

Nationality	: Dutch
Year of birth	: 1946
Previous important positions held	: Member Executive Board, ING
Supervisory Board memberships	: PartnerRe Atradius N.V. TD Waterhouse Bank N.V. Yura/Vittoria Capital N.V.
Number of Univar shares held	: none
Appointed	: April 25, 2003

Information on the Supervisory Board members

Mr. H. de Ruiter (Chairman)

Nationality	:	Dutch
Year of birth	:	1934
Previous important positions held	:	Member of the Executive Board of N.V. Koninklijke Nederlandsche Petroleum Maatschappij Member of the Group Executive Board of Koninklijke Shell Group of Companies
Other Supervisory Board Memberships	:	Wolters Kluwer N.V., Chairman Heineken N.V. N.V. Koninklijke Nederlandsche Petroleum Maaatschappij Aegon N.V., Vice-Chairman
Number of Univar shares held	:	none
First appointed	:	April 24, 2002
End of current term	:	2006
Chairman Remuneration Committee		

Mr. Y. Bobillier (member)

Nationality	:	Swiss
Year of birth	:	1940
Previous important positions held	:	President of Dow Europe Zürich
Other Supervisory Board Memberships	:	Advisory Board of INSEAD, Switzerland
Number of Univar shares held	:	none
First appointed	:	April 24, 2002
End of current term	:	2006
Member Audit Committee		

Mr. G. J. Sharman (member)

Nationality	:	British and American
Year of birth	:	1938
Previous important positions held	:	Director of McKinsey & Company
Other Supervisory Board Memberships	:	Draka N.V. USBuild Netherlands American Commission for Educational Exchange
Number of Univar shares held	:	none
First appointed	:	April 24, 2002
End of current term	:	2006
Member Audit Committee		

Mr. M. van der Vorm (member)

Nationality	:	Dutch
Year of birth	:	1958
Main position	:	Chairman of the Executive Board of HAL Holding N.V.
Other Supervisory Board Memberships	:	Anthony Veder Group N.V. Koninklijke Boskalis Westminster N.V. Koninklijke Vopak N.V.
Number of Univar shares held	:	none
First appointed	:	April 24, 2002
End of current term	:	2006
Chairman Audit Committee		
Member Remuneration Committee		

Mr. P. H. Vogtländer (member)

Nationality	:	Dutch
Year of birth	:	1938
Previous important positions held	:	President and CEO of Montell, subsidiary the Royal Dutch Shell Group Coordinator Chemicals of the Royal Dutch Shell Group
Other Supervisory Board Memberships	:	Van Leeuwen Pipe and Tube
Other Positions	:	Member of the Council of the National Greenfund Chairman of the Dutch Energy Council
Number of Univar shares held	:	none
First appointed	:	April 25, 2003
End of current term	:	2007

Executive Board

Gary E. Pruitt
Chairman

Jan H. Holsboer
Member

Supervisory Board

H. de Ruiter
Chairman

Y. Bobillier
G. J. Sharman
M. van der Vorm
P. H. Vogtländer

Management

Gary E. Pruitt
President and Chief Executive Officer

John P. Sammons
Senior Vice President and Chief Administrative Officer

Patrick D. Tole
Senior Vice President and Chief Financial Officer

David W. Mahon
Senior Vice President–Strategic Planning

Thomas P. Fallon Jr.
Vice President and Treasurer

Peter D. Heinz
Vice President and General Counsel

Jeffrey H. Siegel
Vice President and Controller

Auditors

Ernst & Young
Marten Meesweg 51
3068 AV Rotterdam
The Netherlands

2003 Annual Report

This report and the statements contained in it are submitted for the general information of the stockholders of Univar N.V. and not in connection with the sale or the solicitation of any offer to buy any securities, nor is it intended as a representation by the company of the value of its securities.

Additional Information

Analysts, portfolio managers, representatives of the news media and other interested parties seeking financial information about the company should contact Gregg Sloate, Director of Investor Relations for Univar, at +1 (425) 638-4911, gregg.sloate@univarcorp.com, in the US, or Barbara Jansen of Citigate First Financial, at +31 (0) 20 575 40 80, barbara.jansen@citigateff.nl, in the Netherlands.

Common Stock

Univar N.V.'s common stock is listed on the Euronext Stock Exchange in Amsterdam, the Netherlands, under the symbol UNIVR.

Annual General Meeting

The Annual General Meeting of Stockholders will be held May 6, 2004, in Rotterdam, the Netherlands.

Univar N.V.
333 Blaak
3011 GB Rotterdam
The Netherlands
P.O. Box 21407
3001 AK Rotterdam
The Netherlands

www.univarcorp.com

UNIVAR